Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No         X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2019 Report on Review of Interim Financial Information
2.	1Q19 Earnings release
3.	Board of Directors Minutes
4.	Market Announcement

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Interim Financial Information

as of and the Three-month period

Ended March 31, 2019 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated Interim Financial Information

as of and the Three-month period Ended March 31, 2019

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information—ITR Form for the quarter ended March 31, 2019, which comprise the balance sheet as of March 31, 2019 and related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21(R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information—ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accouting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission—CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the three-month period ended March 31, 2019, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09—Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 15, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of March 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Current assets
Cash and cash equivalents	4.a	174,372	172,315	3,446,318	3,938,951
Financial investments and hedging instruments	4.b	532,947	565,930	2,791,050	2,853,106
Trade receivables	5.a	—	—	3,819,034	4,069,307
Reseller financing	5.b	—	—	364,737	367,262
Inventories	6	—	—	3,243,383	3,354,532
Recoverable taxes	7.a	—	—	693,390	639,699
Recoverable income and social contribution taxes	7.b	32,264	39,705	265,144	257,182
Dividends receivable		890	260,483	1,034	1,064
Other receivables		3,509	1,527	70,932	58,561
Prepaid expenses	10	2,231	1,962	163,159	187,570
Contractual assets with customers – exclusive rights	11	—	—	489,634	484,473

Total current assets		746,213	1,041,922	15,347,815	16,211,707
Non-current assets
Financial investments and hedging instruments	4.b	—	—	254,610	202,349
Trade receivables	5.a	—	—	31,554	81,569
Reseller financing	5.b	—	—	352,772	348,268
Related parties	8.a	772,588	761,288	490	490
Deferred income and social contribution taxes	9.a	9,545	14,034	500,845	514,187
Recoverable taxes	7.a	—	—	739,281	747,180
Recoverable income and social contribution taxes	7.b	39,564	48,685	90,324	105,602
Escrow deposits	22.a	—	—	892,940	881,507
Indemnification asset – business combination	22.c	—	—	194,772	194,719
Other receivables		—	—	1,212	1,411
Prepaid expenses	10	28	30	112,587	399,095
Contractual assets with customers – exclusive rights	11	—	—	1,007,843	1,034,004

Total long term assets		821,725	824,037	4,179,230	4,510,381
Investments
In subsidiaries	12.a	9,594,217	9,509,480	—	—
In joint-ventures	12.a; 12.b	19,478	20,118	94,626	101,954
In associates	12.c	—	—	24,773	24,338
Other		—	—	2,795	2,795

		9,613,695	9,529,598	122,194	129,087
Right to use assets	13	—	—	1,921,327	—
Property, plant, and equipment	14	—	—	7,295,285	7,278,865
Intangible assets	15	246,163	246,163	2,321,014	2,369,355

Total non-current assets		10,681,583	10,599,798	15,839,050	14,287,688

Total assets		11,427,796	11,641,720	31,186,865	30,499,395

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of March 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Current liabilities
Loans and hedging instruments	16	—	—	1,937,301	2,007,430
Debentures	16.g	6,903	34,504	308,474	263,718
Trade payables	17	214	272	1,520,998	2,551,607
Trade payables—agreement	17	—	—	562,411	180,070
Salaries and related charges	18	228	228	326,531	428,192
Taxes payable	19	413	11,563	239,798	268,005
Dividends payable	26.h	13,244	282,334	14,500	284,024
Income and social contribution taxes payable		—	9,238	123,979	55,477
Post-employment benefits	20.b	—	—	45,655	45,655
Provision for asset retirement obligation	21	—	—	3,954	4,382
Provision for tax, civil, and labor risks	22.a	—	—	84,880	77,822
Trade payables – customers and third parties’ indemnification	23	—	—	3,501	3,501
Leases payable	13	—	—	226,684	2,849
Other payables		—	3,975	129,329	137,494
Deferred revenue	24	—	—	33,495	26,572

Total current liabilities		21,002	342,114	5,561,490	6,336,798
Non-current liabilities
Loans and hedging instruments	16	—	—	6,453,336	6,487,400
Debentures	16.g	1,722,634	1,722,450	6,412,897	6,401,535
Related parties	8.a	5,414	5,158	4,047	4,071
Deferred income and social contribution taxes	9.a	—	—	19,933	9,297
Post-employment benefits	20.b	—	—	200,180	204,160
Provision for asset retirement obligation	21	—	—	51,160	50,285
Provision for tax, civil, and labor risks	22.a; 22.c	398	798	864,027	865,249
Leases payable	13	—	—	1,395,511	43,217
Deferred revenue	24	—	—	11,030	11,850
Subscription warrants – indemnification	25	106,025	123,095	106,025	123,095
Other payables		—	—	177,300	162,409

Total non-current liabilities		1,834,471	1,851,501	15,695,446	14,362,568
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	5,311	4,309	5,311	4,309
Capital reserve	26.d	542,400	542,400	542,400	542,400
Treasury shares	26.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	26.e	4,663	4,712	4,663	4,712
Profit reserves	26.f	4,099,092	4,099,092	4,099,092	4,099,092
Retained earnings		233,713	—	233,713	—
Valuation adjustments	26.g.1	(69,625)	(63,989)	(69,625)	(63,989)
Cumulative translation adjustments	26.g.2	70,400	65,857	70,400	65,857
Additional dividends to the minimum mandatory dividends	26.h	—	109,355	—	109,355

Equity attributable to:
Shareholders of the Company		9,572,323	9,448,105	9,572,323	9,448,105
Non-controlling interests in subsidiaries		—	—	357,606	351,924

Total equity		9,572,323	9,448,105	9,929,929	9,800,029

Total liabilities and equity		11,427,796	11,641,720	31,186,865	30,499,395

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Net revenue from sales and services	27	—	—	20,739,253	20,751,122
Cost of products and services sold	28	—	—	(19,294,673)	(19,229,825)

Gross profit		—	—	1,444,580	1,521,297
Operating income (expenses)
Selling and marketing	28	—	—	(678,502)	(671,447)
General and administrative	28	—	—	(383,845)	(372,568)
Loss on disposal of property, plant and equipment and intangibles	29	—	—	(2,082)	(2,230)
Other operating income, net	30	431	32	36,713	(262,723)

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		431	32	416,864	212,329

Share of profit (loss) of subsidiaries, joint ventures and associates	12	225,697	74,490	(6,970)	(2,981)

Operating income before financial income (expenses) and income and social contribution taxes		226,128	74,522	409,894	209,348
Financial income	31	41,167	19,613	144,149	112,444
Financial expenses	31	(29,145)	(20,513)	(143,321)	(219,409)

Financial result, net		12,022	(900)	828	(106,965)

Income before income and social contribution taxes		238,150	73,622	410,722	102,383

Income and social contribution taxes
Current	9.b; 9c	—	(89)	(139,387)	(122,063)
Deferred	9.b	(4,489)	322	(28,782)	92,531

		(4,489)	233	(168,169)	(29,532)
Net income for the period		233,661	73,855	242,553	72,851

Net income for the period attributable to:
Shareholders of the Company		233,661	73,855	233,661	73,855
Non-controlling interests in subsidiaries		—	—	8,892	(1,004)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.2208	0.0681	0.2208	0.0681
Diluted	32	0.2194	0.0677	0.2194	0.0677

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Net income for the period		233,661	73,855	242,553	72,851
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(5,920)	(11,972)	(5,899)	(11,972)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	46	686	46	686
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	4,543	(19,396)	4,543	(19,396)
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	238	(299)	238	(299)

Total comprehensive income for the period		232,568	42,874	241,481	41,870

Total comprehensive income for the period attributable to shareholders of the Company		232,568	42,874	232,568	42,874
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	8,913	(1,004)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029
Net income for the period		—	—	—	—	—	—	—	—	—	233,661	—	233,661	8,892	242,553
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(5,874)	—	—	—	(5,874)	21	(5,853)
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	238	—	—	—	238	—	238
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	4,543	—	—	4,543	—	4,543

Total comprehensive income for the period		—	—	—	—	—	—	—	(5,636)	4,543	233,661	—	232,568	8,913	241,481
Equity instrument granted	26.b	—	1,002	—	—	—	—	—	—	—	—	—	1,002	—	1,002
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(49)	—	—	—	—	49	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	3	—	3	—	3
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,231)	(3,231)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(109,355)	(109,355)	—	(109,355)

Balance as of March 31, 2019		5,171,752	5,311	542,400	(485,383)	4,663	686,665	3,412,427	(69,625)	70,400	233,713	—	9,572,323	357,606	9,929,929

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	159,643	53,061	—	163,742	9,251,033	339,288	9,590,321
Retrospective effect of business combination of Chevron	26.g.1	—	—	—	—	—	—	—	(4,819)	—	—	—	(4,819)	38,536	33,717

Balance as of December 31, 2017—restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the period		—	—	—	—	—	—	—	—	—	73,855	—	73,855	(1,004)	72,851
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(11,286)	—	—	—	(11,286)	—	(11,286)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(299)	—	—	—	(299)	—	(299)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	(19,396)	—	—	(19,396)	—	(19,396)

Total comprehensive income for the period		—	—	—	—	—	—	—	(11,585)	(19,396)	73,855	—	42,874	(1,004)	41,870
Equity instrument granted	26.b	—	613	—	—	—	—	—	—	—	—	—	613	—	613
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(62)	—	—	—	—	62	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,602)	(3,602)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)

Balance as of March 31, 2018—restated		5,171,752	1,149	549,778	(482,260)	4,868	629,144	3,000,707	143,239	33,665	73,916	—	9,125,958	373,218	9,499,176

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Cash flows from operating activities
Net income for the period		233,661	73,855	242,553	72,851
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(225,697)	(74,490)	6,970	2,981
Amortization of contractual assets with customers – exclusive rights	11	—	—	83,608	104,513
Amortization of right to use assets	13	—	—	78,149	—
Depreciation and amortization	14;15	—	—	210,644	194,243
PIS and COFINS credits on depreciation	14;15	—	—	3,640	4,338
Interest and foreign exchange rate variations		(2,390)	14,814	236,124	223,191
Deferred income and social contribution taxes	9.b	4,489	(322)	28,782	(92,531)
(Gain) loss on disposal of property, plant and equipment and intangibles	29	—	—	2,082	2,230
Estimated losses on doubtful accounts	5	—	—	28,193	27,507
Provision for losses in inventories	6	—	—	2,115	(117)
Provision for post-employment benefits	20.b	—	—	(3,868)	5,680
Other provisions and adjustments		—	—	(1,208)	(1,258)

		10,063	13,857	917,784	543,628
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	226,052	(230,867)
Inventories	6	—	—	107,086	175,579
Recoverable taxes	7	7,441	(2,203)	(61,653)	(13,640)
Dividends received from subsidiaries and joint-ventures		401,098	468,743	—	—
Insurance and other receivables		(1,982)	187	(12,371)	(25,177)
Prepaid expenses	10	(269)	28	(14,655)	3,470
Contractual assets with customers – exclusive rights	11	—	—	—	(598)
Increase (decrease) in current liabilities
Trade payables	17	(58)	(352)	(648,268)	(295,708)
Salaries and related charges	18	—	—	(101,661)	(83,641)
Taxes payable	19	(11,150)	126	(28,207)	168
Income and social contribution taxes		(9,238)	—	109,292	6,016
Provision for tax, civil, and labor risks	22.a	—	—	7,058	(7,113)
Insurance and other payables		(3,974)	(7,439)	(8,344)	(32,599)
Deferred revenue	24	—	—	6,923	366
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	45,512	(17,584)
Recoverable taxes	7	9,121	—	23,177	(12,251)
Escrow deposits		—	148	(11,433)	(7,657)
Other receivables		—	—	105	5,568
Prepaid expenses	10	2	(38)	(2,121)	(30,109)
Contractual assets with customers – exclusive rights	11	—	—	—	385
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	—	—	127	263
Provision for tax, civil, and labor risks	22.a; 22.c	(400)	7	(1,222)	4,721
Other payables		256	—	14,888	33,432
Deferred revenue	24	—	—	(820)	474
Payments of contractual assets with customers – exclusive rights	11	—	—	(64,056)	(95,866)
Income and social contribution taxes paid		—	—	(40,790)	(34,348)

Net cash provided by (used in) operating activities		400,910	473,064	462,403	(113,088)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Cash flows from investing activities
Financial investments, net of redemptions		32,983	(279,515)	7,739	(203,458)
Cash and cash equivalents of subsidiary acquired	3.c	—	—	—	3,662
Acquisition of property, plant, and equipment	14	—	—	(199,220)	(284,453)
Acquisition of intangible assets	15	—	—	(14,885)	(70,909)
Acquisition of companies	3.c	—	—	—	(100,000)
Capital increase in joint ventures	12.b	—	—	—	(8,000)
Proceeds from disposal of property, plant and equipment and intangibles	29	—	—	8,983	4,901

Net cash provided by (used in) investing activities		32,983	(279,515)	(197,383)	(658,257)

Cash flows from financing activities
Loans and debentures
Proceeds	16	—	1,721,596	60,067	2,081,068
Repayments	16	—	(800,000)	(247,405)	(1,074,003)
Interest paid	16	(55,385)	(29,811)	(113,813)	(84,273)
Payments of lease	13	—	—	(76,845)	(1,278)
Dividends paid	26.h	(378,445)	(486,573)	(380,587)	(488,115)
Related parties	8.a	1,994	(10,534)	(24)	(9)

Net cash provided by (used in) financing activities		(431,836)	394,678	(758,607)	433,390

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	954	3,580

Increase (decrease) in cash and cash equivalents		2,057	588,227	(492,633)	(334,375)

Cash and cash equivalents at the beginning of the period	4	172,315	93,174	3,938,951	5,002,004
Cash and cash equivalents at the end of the period	4	174,372	681,401	3,446,318	4,667,629
Transactions without cash effect:
Addition on right to use assets and leases payable	13	—	—	15,325	—

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2019 and 2018

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2019%		03/31/2018%		03/31/2019%		03/31/2018%
Revenue
Gross revenue from sales and services, except rents and royalties	27	—		—		22,090,686		21,582,722
Rebates, discounts, and returns	27	—		—		(399,871)		(214,094)
Estimated losses on doubtful accounts—allowance		—		—		(28,245)		(29,796)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(83,608)		(104,513)
Loss on disposal of property, plant and equipment and intangibles and other operating income, net	29;30	—		—		34,631		(264,953)

		—		—		21,613,593		20,969,366
Materials purchased from third parties
Raw materials used		—		—		(1,444,895)		(1,533,242)
Cost of goods, products, and services sold		—		—		(17,883,890)		(17,664,330)
Third-party materials, energy, services, and others		2,234		1,955		(622,277)		(282,012)
Provisions for losses of assets		—		—		(5,084)		(5,806)

		2,234		1,955		(19,956,146)		(19,485,390)
Gross value added		2,234		1,955		1,657,447		1,483,976

Deductions
Depreciation and amortization	14;15	—		—		(288,793)		(194,243)
PIS and COFINS credits on depreciation	14;15	—		—		(3,640)		(4,338)

		—		—		(292,433)		(198,581)
Net value added by the Company		2,234		1,955		1,365,014		1,285,395

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	225,697		74,490		(6,970)		(2,981)
Rents and royalties	27	—		—		37,773		37,079
Financial income	31	41,167		19,613		144,149		112,444

		266,864		94,103		174,952		146,542
Total value added available for distribution		269,098		96,058		1,539,966		1,431,937

Distribution of value added
Labor and benefits		1,505	1	1,604	2	514,257	34	526,352	37
Taxes, fees, and contributions		5,791	2	569	—	637,401	41	560,963	39
Financial expenses and rents		28,141	10	20,030	21	145,755	9	271,771	19
Retained earnings		233,661	87	73,855	77	242,553	16	72,851	5

Value added distributed		269,098	100	96,058	100	1,539,966	100	1,431,937	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 33.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s parent and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in these interim financial information, except for the adoption of International Financial Reporting Standards (“IFRS”) 16/CPC 06 (R2), as described in Note 2.h and y.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss and amounted to R$ 15,454 for the three-month period ended March 31, 2019 (R$ 12,422 for the three-month period ended March 31, 2018).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 34.

d.	Trade Receivables and Reseller Financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 34.d.3). The estimated losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Right to Use Assets and Lease

The subsidiaries of the Company recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and net of payments. The charges are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result.

The subsidiaries of the Company apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 15):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss over its term, using the effective interest rate method (see Note 16.j).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income.

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Basis for Translation of Interim financial information of Foreign Subsidiaries

s.1.	Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each period and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on March 31, 2019 was a gain of R$ 70,400 (gain of R$ 65,857 on December 31, 2018)—see Note 26.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A.(i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A.(ii)	Bolivar Soberano	Venezuela

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

(ii)

According the definition and general guidance of IAS 29 (CPC 42), the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index. As of March 31, 2019, the Bolivar Soberano (“VES”) are traded to 3,294.48 VES/US$ for sale and 3,286.24 VES/US$ for purchase.

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in statements of profit or loss for the three-month period ended March 31, 2019 amounted to R$ 1,520 (loss of R$ 334 for the three-month period ended March 31, 2018).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.2	Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s.1.ii), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of property, plant, and equipment (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized for the three-month period ended March 31, 2019.

v. Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquiree is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

v.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

(i)	IFRS 16/CPC 06 (R2)—Lease:

With the adoption of IFRS 16/CPC 06 (R2), the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the interim financial information:

-	recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

-	recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

In the analysis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, are recognized as lease expenses on a straight-line basis in the statements of profit or loss.

In addition, the following practical expedients were used to transition to new lease accounting requirements:

•	application of the IFRS 16/CPC 06 (R2) to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7/ CPC 06 (R1) and IFRIC 4/ ICPC 03;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term were not recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right to use asset; and

•	options for extension of the term or termination were considered, when applicable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects on the initial adoption of the IFRS 16/CPC 06 (R2):

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right to use assets	1,972,512
Intangible assets	(39,928)

Total assets	1,604,888

Current liabilities
Leases payable	216,765
Non-current liabilities
Leases payable	1,388,123

Total liabilities	1,604,888

The analysis associated with the measurement and accounting of the lease agreements are substantially completed, with the definition of the following topics pending for its conclusion:

•	nominal or real discount rate;

•	payment flows estimates from the lease agreements to be estimated for the gross or net portion of taxes.

To measurement in the first quarter of 2019, the Company used a real discount rate, as well as estimating the payment flows for the gross portion of taxes.

(ii)	IFRIC 23/ICPC 22—Uncertainty over income tax treatments:

IFRS 23 (ICPC 22) clarifies how to apply the recognition and measurement when there is uncertainty over income tax treatments, that means, there are doubts about acceptance of the treatments adopted by the fiscal authority, applying the requirements in IAS 12 (CPC 32).

In the evaluation of management, no significant impacts were identified as a result of the adoption of IFRIC 23/ICPC 22, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z.	Authorization for Issuance of the Interim financial information

These interim financial information were authorized for issue by the Board of Directors on May 15, 2019.

3.	Principles of Consolidation and Investments in Subsidiaries

a.	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2019		12/31/2018
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda(1)	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	—	100	—	100
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

(1)	Non operating company in closing phase.

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

The Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) acquired 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). On March 29, 2018, the acquisition was concluded through the closing of the operation. For further details of TEAS business combination, see Note 3.d of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,491,978 as of March 31, 2019 (R$ 6,994,406 as of December 31, 2018) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Cash and bank deposits
In local currency	342	381	114,556	117,231
In foreign currency	—	—	68,853	88,251
Financial investments considered cash equivalents
In local currency
Fixed-income securities	174,030	171,934	3,233,581	3,722,308
In foreign currency
Fixed-income securities	—	—	29,328	11,161

Total cash and cash equivalents	174,372	172,315	3,446,318	3,938,951

b.	Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Financial investments
In local currency
Fixed-income securities and funds	532,947	565,930	2,399,252	2,537,315
In foreign currency
Fixed-income securities and funds	—	—	176,217	154,811
Currency and interest rate hedging instruments(a)	—	—	470,191	363,329

Total financial investments	532,947	565,930	3,045,660	3,055,455

Current	532,947	565,930	2,791,050	2,853,106
Non-current	—	—	254,610	202,349

(a)	Accumulated gains, net of income tax (see Note 34.j).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	03/31/2019	12/31/2018
Domestic customers	3,992,200	4,290,996
Foreign customers	259,728	244,960
(-) Estimated losses on doubtful accounts	(401,340)	(385,080)

	3,850,588	4,150,876

Current	3,819,034	4,069,307
Non-current	31,554	81,569

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2019	4,251,928	3,417,252	152,005	47,396	33,079	76,299	525,897
12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2019	401,340	30,908	5,730	4,086	3,110	38,342	319,164
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2018	385,080
Additions	17,615
Write-offs	(1,355)

Balance as of March 31, 2019	401,340

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

b.	Reseller financing

The composition of reseller financing is as follows:

	03/31/2019	12/31/2018
Reseller financing – Ipiranga	870,467	855,229
(-) Estimated losses on doubtful accounts	(152,958)	(139,699)

	717,509	715,530

Current	364,737	367,262
Non-current	352,772	348,268

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2019	870,467	629,961	9,507	9,689	9,407	32,625	179,278
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2019	152,958	27,379	951	918	782	18,925	104,003
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2018	139,699
Additions	13,259

Balance as of March 31, 2019	152,958

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2019			12/31/2018
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,418,359	(1,743)	1,416,616	1,367,015	(1,804)	1,365,211
Finished goods	555,092	(22,811)	532,281	581,504	(20,923)	560,581
Work in process	2,796	—	2,796	1,412	—	1,412
Raw materials	343,276	(1,496)	341,780	383,161	(1,894)	381,267
Liquefied petroleum gas (LPG)	77,929	(5,761)	72,168	109,362	(5,761)	103,601
Consumable materials and other items for resale	146,112	(2,760)	143,352	150,188	(3,770)	146,418
Pharmaceutical, hygiene, and beauty products	567,378	(5,963)	561,415	583,060	(5,364)	577,696
Purchase for future delivery (1)	148,557	(2,965)	145,592	193,928	(2,964)	190,964
Properties for resale	27,490	(107)	27,383	27,489	(107)	27,382

	3,286,989	(43,606)	3,243,383	3,397,119	(42,587)	3,354,532

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(3,027)
Additions of obsolescence and other losses	4,046

Balance as of March 31, 2019	43,606

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2019	12/31/2018
Net realizable value adjustment	18,376	21,402
Obsolescence and other losses	25,230	21,185

Total	43,606	42,587

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2019	12/31/2018
ICMS (a.1)	716,882	710,669
Provision for ICMS losses	(101,039)	(99,187)
PIS and COFINS (a.2)	762,038	720,731
Value-Added Tax (IVA) of foreign subsidiaries	29,480	31,678
Others	25,310	22,988

Total	1,432,671	1,386,879

Current	693,390	639,699
Non-current	739,281	747,180

The provision for ICMS losses relates to tax credits that the subsidiaries estimate will not utilize or offset in the future.

a.1	The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i) The subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii) The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii) The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Management estimates the realization of these credits within up to 10 years.

a.2

Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003 by the subsidiaries IPP and Cia. Ultragaz, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) has credits resulted from reimbursement the amounts unduly paid as PIS half-yearly. The subsidiaries Oxiteno S.A. and Extrafarma have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and Cofins. The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”) have credits resulted from a final favorable decision to the exclusion of ICMS from the calculation basis of PIS and COFINS-import. The credits of Oxiteno S.A. will be realized through corporate restructuring with Oxiteno Nordeste. For these cases, management estimates the realization of these credits within up to 5 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
IRPJ and CSLL	71,828	88,390	355,468	362,784

Total	71,828	88,390	355,468	362,784

Current	32,264	39,705	265,144	257,182
Non-current	39,564	48,685	90,324	105,602

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years for the subsidiaries Oxiteno S.A. and Oxiteno Nordeste and up to 2 years for the others.

8.	Related Parties

a.	Related Parties

a.1	Parent

	Assets	Liabilities	Financial income(1)
	Debentures(1)	Account payable
Ipiranga Produtos de Petróleo S.A.	772,588	—	13,295
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5,414	—

Total as of March 31, 2019	772,588	5,414	13,295

	Assets	Liabilities		Financial income(1)
	Debentures(1)	Other payables(2)	Account payable
Ipiranga Produtos de Petróleo S.A.	761,288	—	—	14,009
Companhia Ultragaz S.A.	—	3,975	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,158	—

Total as of December 31, 2018	761,288	3,975	5,158

Total as of March 31, 2018				14,009

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,122

Total as of March 31, 2019	490	4,047

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

Loans agreements have indeterminate terms and do not contain interest clauses. These are carried out due temporary excess or necessity cash of the Company, its subsidiaries, and its associates.

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,546	1	162	—
Refinaria de Petróleo Riograndense S.A.	—	189,390	—	247,198	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,740	—	1,202	42	—
LA’7 Participações e Empreend. Imob. Ltda.(a)	—	124	—	—	304

Total as of March 31, 2019	3,740	191,060	1,203	247,402	304

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses

Oxicap Indústria de Gases Ltda.	—	567	2	4,305	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	251,851	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	1,431	720	—
LA’7 Participações e Empreend. Imob. Ltda.(a)	—	117	—	—	375

Total as of December 31, 2018	1,042	25,450

Total as of March 31, 2018			1,433	256,876	375

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables - agreement”, respectively.
(a)

Refers to rental contracts of 15 drugstores owned by LA’7 as of March 31, 2019 (15 drugstores as of December 31, 2018), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.j.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2019	03/31/2018
Short-term compensation	11,315	10,588
Stock compensation	1,711	1,558
Post-employment benefits	580	547

Total	13,606	12,693

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(3,318)	6,060
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(8,980)	8,167
December 9, 2014	400,000	2019 to 2021	50.64	27,939	(20,563)	7,376
March 5, 2014	55,600	2019 to 2021	52.15	5,999	(5,146)	853
November 7, 2012	76,664	2017 to 2019	42.90	16,139	(15,761)	378

	822,264			76,602	(53,768)	22,834

For the three-month period ended March 31, 2019, the amortization in the amount of R$ 2,696 (R$ 3,591 for the three-month period ended March 31, 2018) was recognized as a general and administrative expense.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2018	850,064
Shares vested and transferred	(27,800)

Balance on March 31, 2019	822,264

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(3,161)	9,481
Restricted and performance	November 8, 2017	37,938	2020 to 2022	76.38	5,014	(1,874)	3,140
Restricted and performance	April 9, 2018	92,038	2021 to 2023	68.70	12,066	(3,186)	8,880
Restricted	September 19, 2018	80,000	2024	39.16	4,321	(360)	3,961
Restricted	September 24, 2018	40,000	2024	36.80	2,030	(170)	1,860

		369,976			36,073	(8,751)	27,322

For the three-month period ended March 31, 2019, a general and administrative expense in the amount of R$ 1,902 was recognized in relation to the Plan (R$ 912 for the three-month period ended March 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and Social Contribution Taxes

a.	Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	115,663	116,191
Provisions for tax, civil, and labor risks	—	—	157,114	154,516
Provision for post-employment benefits	—	—	84,076	85,575
Provision for differences between cash and accrual basis	—	—	166,281	147,376
Goodwill	—	—	11,462	12,258
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,167	75,838
Provision for asset retirement obligation	—	—	15,952	15,801
Other provisions	8,201	14,034	135,928	144,354
Tax losses and negative basis for social contribution carryforwards (d)	1,458	—	233,359	208,036

Total	9,659	14,034	995,002	959,945

Offset the liabilities balance	(114)	—	(494,157)	(445,758)

Net balance of deferred taxes assets	9,545	14,034	500,845	514,187

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	1,948	1,981
Lease payable	—	—	2,732	2,858
Provision for differences between cash and accrual basis	—	—	184,970	138,332
Provision for goodwill	—	—	201,109	187,845
Business combination – fair value of assets	—	—	115,009	117,352
Temporary differences of foreign subsidiaries	114	—	1,024	—
Other provisions	—	—	7,298	6,687

Total	114	—	514,090	455,055

Offset the assets balance	(114)	—	(494,157)	(445,758)

Net balance of deferred taxes liabilities	—	—	19,933	9,297

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Initial balance	14,034	29,158	504,890	530,419
Deferred IRPJ and CSLL recognized in income of the period	(4,489)	322	(28,782)	92,531
Deferred IRPJ and CSLL recognized in other comprehensive income	—	—	4,684	3,510
Others	—	—	120	1,446

Final balance	9,545	29,480	480,912	627,906

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	—	185,089
From 1 to 2 Years	2,310	120,087
From 2 to 3 Years	852	177,082
From 3 to 5 Years	1,659	178,487
From 5 to 7 Years	2,419	224,004
From 7 to 10 Years	2,419	110,253

Total of deferred tax assets relating to IRPJ and CSLL	9,659	995,002

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	12,453	(868)	417,692	105,364
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(4,234)	295	(142,015)	(35,824)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses(i)	(203)	(79)	(21,596)	(17,829)
Nontaxable revenues(ii)	11	11	7,866	3,596
Adjustment to estimated income(iii)	—	—	2,762	2,655
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (iv)	—	—	(23,604)	—
Other adjustments	(63)	6	(5,130)	1,398

Income and social contribution taxes before tax incentives	(4,489)	233	(181,717)	(46,004)

Tax incentives—SUDENE	—	—	13,548	16,472

Income and social contribution taxes in the income statement	(4,489)	233	(168,169)	(29,532)

Current	—	(89)	(139,387)	(122,063)
Deferred	(4,489)	322	(28,782)	92,531
Effective IRPJ and CSLL rates -%	36.0	26.8	40.3	28.0

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives–SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base(1)	75	2027
	Suape base(2)	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2027, due to the modernization for its Aracaju plant – Sergipe. On October 22, 2018, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction recognized by the subsidiary in the statement of profit or loss in 2019, with retroactive effect in January 2018 in the amount of R$ 1,067.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2027, due to the modernization for its Suape plant – Pernambuco. On January 23, 2019, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days.

d.	Income and Social Contribution Taxes Carryforwards

As of March 31, 2019, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,012,442 (R$ 873,718 as of December 31, 2018) and negative basis of CSLL of R$ 1,014,008 (R$ 876,315 as of December 31, 2018), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 674,582 (R$ 620,906 as of December 31, 2018).

As of March 31, 2019, the amount of deferred income and social contribution tax assets recognized were R$ 233,359. As of December 31, 2018, the amount were R$ 208,036, supported by the technical study of the projection of taxable profits for the realization of deferred tax assets, reviewed by the Fiscal Council and approved by the Company’s Board of Directors.

The amount of deferred taxes not recognized due to the uncertainty of realization is R$ 253,975 as of March 31, 2019 (R$ 220,832 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	03/31/2019	12/31/2018
Rents(1)	92,006	413,799
Advertising and publicity	68,426	54,011
Deferred Stock Plan, net (see Note 8.c)	20,378	22,737
Insurance premiums	45,827	52,607
Software maintenance	20,957	21,667
Other prepaid expenses	28,152	21,844

	275,746	586,665

Current	163,159	187,570
Non-current	112,587	399,095

(1)	After the adoption of IFRS16/CPC 06 (R2), some agreements were transferred to right to use assets (see Note 2.y).

11.	Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

03/31/2019
Balance as of December 31, 2018	1,518,477
Additions	64,056
Amortization	(83,608)
Transfer	(1,448)

Balance as of March 31, 2019	1,497,477

Current	489,634
Non-current	1,007,843

03/31/2018
Balance as of December 31, 2017	1,502,360
Additions	95,866
Amortization	(104,513)
Transfer	213

Balance as of March 31, 2018	1,493,926

Current	456,811
Non-current	1,037,115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	03/31/2019
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Assets	1,259,565	5,974,035		18,294,135		2,960,758	478,297
Liabilities	2,532	3,260,095		12,681,092		2,950,617	419,636
Equity	1,257,033	2,713,940	(*)	5,613,043	(*)	10,141	58,661
Net revenue from sales and services	—	336,579	(*)	16,963,584	(*)	—	501,070
Net income (loss)	29,591	2,721		193,528		551	(2,067)
% of capital held	100	100		100		100	33

	12/31/2018
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Assets	1,279,932	6,222,795		17,850,422		2,904,188	517,304
Liabilities	2,509	3,416,140		12,434,610		2,894,598	456,714
Equity	1,277,423	2,806,655	(*)	5,412,812	(*)	9,590	60,590
% of capital held	100	100		100		100	33

	03/31/2018
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Net revenue from sales and services	—	287,631		16,992,310		—	458,656
Net income (loss)	23,341	20,415	(*)	29,828	(*)	395	6,822
% of capital held	100	100		100		100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	29,591	2,721	193,520	551	226,383	(686)	225,697
Dividends and interest on equity (gross)	(50,016)	(91,489)	—	—	(141,505)	—	(141,505)
Tax liabilities on equity- method revaluation reserve	—	—	3	—	3	—	3
Equity instrument granted	19	83	900	—	1,002	—	1,002
Valuation adjustment of subsidiaries	16	(8,513)	2,808	—	(5,689)	46	(5,643)
Translation adjustments of foreign-based subsidiaries	—	4,543	—	—	4,543	—	4,543

Balance as of March 31, 2019	1,257,033	2,714,000	5,613,043	10,141	9,594,217	19,478	9,613,695

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,426	2,682,015	5,407,699	13,121	9,268,261	54,739	9,323,000
Share of profit (loss) of subsidiaries and joint venture	23,341	20,415	29,813	395	73,964	526	74,490
Dividends and interest on equity (gross)	—	(97,849)	(353,824)	—	(451,673)	—	(451,673)
Tax liabilities on equity- method revaluation reserve	—	—	(1)	—	(1)	—	(1)
Equity instrument granted	7	20	586	—	613	—	613
Valuation adjustment of subsidiaries	(154)	(8,214)	(1,612)	—	(9,980)	686	(9,294)
Translation adjustments of foreign-based subsidiaries	—	(19,116)	(280)	—	(19,396)	—	(19,396)

Balance as of March 31, 2018	1,188,620	2,577,271	5,082,381	13,516	8,861,788	55,951	8,917,739

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2019.

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2018	7,446	20,118	74,390	101,954
Valuation adjustments	—	46	—	46
Share of profit (loss) of joint ventures	474	(686)	(7,162)	(7,374)

Balance as of March 31, 2019	7,920	19,478	67,228	94,626

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	8,000	8,000
Valuation adjustments	—	686	—	686
Share of profit (loss) of joint ventures	634	526	(4,679)	(3,519)

Balance as of March 31, 2018	6,730	55,951	64,547	127,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	03/31/2019
	União Vopak	RPR	ConectCar
Current assets	9,124	331,468	121,097
Non-current assets	8,378	146,829	153,282
Current liabilities	1,498	348,286	138,894
Non-current liabilities	166	71,350	1,031
Equity	15,838	58,661	134,454
Net revenue from sales and services	3,484	501,070	17,464
Costs, operating expenses and income	(2,465)	(505,215)	(32,515)
Net financial income and income and social contribution taxes	(71)	2,078	726
Net income (loss)	948	(2,067)	(14,325)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	03/31/2018
	União Vopak	RPR	ConectCar
Net revenue from sales and services	4,448	458,656	13,450
Costs, operating expenses and income	(2,629)	(449,488)	(27,977)
Net financial income and income and social contribution taxes	(550)	(2,346)	5,170
Net income (loss)	1,269	6,822	(9,357)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of February 28, 2019, while the other associates are valued based on the interim financial information as of March 31, 2019.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	—	—	—	—	31	31
Share of profit (loss) of associates	386	10	(9)	(24)	41	404

Balance as of March 31, 2019	5,075	15,376	3,581	204	537	24,773

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Dividends	(245)	—	—	—	(100)	(345)
Share of profit (loss) of associates	217	291	—	(50)	80	538

Balance as of March 31, 2018	6,320	14,749	3,618	290	557	25,534

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	03/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	9,907	39,539	47	26	155
Non-current assets	14,949	84,156	10,226	919	2,790
Current liabilities	3,947	9,171	—	29	42
Non-current liabilities	602	9,016	3,110	302	1,292
Equity	20,307	105,508	7,163	614	1,611
Net revenue from sales and services	2,986	7,421	—	—	—
Costs, operating expenses and income	(1,170)	(7,353)	(22)	(59)	130
Net financial income and income and social contribution taxes	(55)	(5)	5	(14)	(7)
Net income (loss)	1,761	63	(17)	(73)	123
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	03/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,585	13,082	—	—	—
Costs, operating expenses and income	(1,567)	(10,083)	(5)	(155)	242
Net financial income and income and social contribution taxes	(56)	(1,079)	6	5	(1)
Net income (loss)	962	1,920	1	(150)	241
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Right to Use Assets and Leases payable (Consolidated)

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a.	Right to Use Assets

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Additions and remeasurement	Amortization	Balance on 03/31/2019
Cost:
Real estate	7	1,861,954	26,964	—	1,888,918
Vehicles	3	81,887	—	—	81,887
Other	4	28,671	—	—	28,671

		1,972,512	26,964	—	1,999,476

Accumulated amortization:
Real estate		—	—	(69,343)	(69,343)
Vehicles		—	—	(7,011)	(7,011)
Other		—	—	(1,795)	(1,795)

		—	—	(78,149)	(78,149)

Net amount		1,972,512	26,964	(78,149)	1,921,327

b.	Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16/CPC 06 (R2)	1,604,888
Interest accrued	21,122
Payments	(76,845)
Additions and remeasurement	26,964

Balance as of March 31, 2019	1,622,195

Current	226,684
Non-current	1,395,511

The future disbursements (installments) assumed under leases contracts are presented below:

03/31/2019
Up to 1 year	308,738
From 1 to 2 years	535,014
From 2 to 3 years	385,092
From 3 to 4 years	314,155
From 4 to 5 years	218,630
More than 5 years	283,289

Total	2,044,918

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer(i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2019

Cost:
Land	—	620,879	—	—	4,785	—	1,134	626,798
Buildings	32	1,801,073	974	—	31,882	(387)	8,142	1,841,684
Leasehold improvements	8	1,015,640	2,386	—	33,106	(10,669)	3	1,040,466
Machinery and equipment	13	5,219,256	24,185	—	54,802	(496)	56,001	5,353,748
Automotive fuel/lubricant distribution equipment and facilities	13	2,864,333	27,567	—	60,044	(14,550)	—	2,937,394
LPG tanks and bottles	8	743,016	9,296	—	—	(9,507)	—	742,805
Vehicles	6	308,756	3,505	—	358	(7,647)	388	305,360
Furniture and utensils	8	279,016	3,266	—	920	(1,347)	1,420	283,275
Construction in progress	—	922,799	129,685	—	(182,458)	—	1,311	871,337
Advances to suppliers	—	14,088	1,973	—	(6,022)	—	—	10,039
Imports in progress	—	41	118	—	(136)	—	—	23
IT equipment	5	395,063	2,423	—	(96)	(1,354)	57	396,093

		14,183,960	205,378	—	(2,815)	(45,957)	68,456	14,409,022

Accumulated depreciation:
Buildings		(743,117)	—	(13,695)	—	319	(6,451)	(762,944)
Leasehold improvements		(558,042)	—	(20,773)	—	10,453	—	(568,362)
Machinery and equipment		(2,969,209)	—	(72,944)	—	334	(49,997)	(3,091,816)
Automotive fuel/lubricant distribution equipment and facilities		(1,657,608)	—	(40,649)	—	13,540	—	(1,684,717)
LPG tanks and bottles		(401,056)	—	(17,182)	—	5,096	—	(413,142)
Vehicles		(123,650)	—	(6,925)	—	4,399	(385)	(126,561)
Furniture and utensils		(155,339)	—	(4,406)	—	1,318	(1,247)	(159,674)
IT equipment		(288,083)	—	(8,620)	—	1,293	(54)	(295,464)

		(6,896,104)	—	(185,194)	—	36,752	(58,134)	(7,102,680)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer(i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2019
Provision for losses:
Advances to suppliers	(83)	—	—	—	—	—	(83)
Buildings	(306)	—	—	—	—	—	(306)
Land	(827)	—	—	—	—	—	(827)
Leasehold improvements	(1,385)	(2,097)	—	—	—	(3)	(3,485)
Machinery and equipment	(6,117)	—	—	—	—	(12)	(6,129)
Automotive fuel/lubricant distribution equipment and facilities	(165)	—	—	—	46	—	(119)
Construction in progress	(38)	—	—	—	—	—	(38)
Furniture and utensils	(70)	—	—	—	—	—	(70)

	(8,991)	(2,097)	—	—	46	(15)	(11,057)

Net amount	7,278,865	203,281	(185,194)	(2,815)	(9,159)	10,307	7,295,285

(i)	Refers to amounts transferred to intangible assets and inventories.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores and bases and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16 / CPC 06 (R2)	Additions	Amortization	Transfer(i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2019
Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	—	1,525,088
Software (b)	5	1,062,486	—	12,046	—	2,815	(18)	1,100	1,078,429
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights	10	64,032	(56,813)	1,455	—	—	(461)	—	8,213
Distribution rights	8	142,989	—	170	—	—	—	—	143,159
Brands (d)	—	120,571	—	—	—	—	—	272	120,843
Trademark rights (d)	39	114,792	—	—	—	—	—	—	114,792
Others (e)	10	43,281	—	1,214	—	—	—	(100)	44,395

		3,105,856	(56,813)	14,885	—	2,815	(479)	1,272	3,067,536

Accumulated amortization:
Software		(537,438)	—	—	(23,734)	—	12	(870)	(562,030)
Technology		(32,613)	—	—	(3)	—	—	—	(32,616)
Commercial property rights		(23,931)	16,885	—	(1)	—	461	—	(6,586)
Distribution rights		(106,597)	—	—	(2,006)	—	—	—	(108,603)
Trademark rights		(3,182)	—	—	(734)	—	—	—	(3,916)
Others		(32,740)	—	—	(31)	—	—	—	(32,771)

		(736,501)	16,885	—	(26,509)	—	473	(870)	(746,522)

Net amount		2,369,355	(39,928)	14,885	(26,509)	2,815	(6)	402	2,321,014

(i)	Refers to amounts transferred to property, plant, and equipment and trade receivables.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2019	03/31/2018
Inventories and cost of products and services sold	3,121	2,911
Selling and marketing	738	3,199
General and administrative	22,650	16,011

	26,509	22,121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	03/31/2019	12/31/2018
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga(1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
CBLSA	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583

		1,525,088	1,525,088

(1)	Including R$ 246,163 at Ultrapar.

On December 31, 2018, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2019 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.	Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.	Technology

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e.	Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

16.	Loans and Debentures

a.	Composition

a.1	Parent

Description	03/31/2019	12/31/2018	Index/ Currency	Weighted average financial charges 03/31/2019–% p.a.	Maturity
Brazilian Reais:
Debentures –6th issuance (g.5)	1,729,537	1,756,954	CDI	105.3	2023

Current	6,903	34,504
Non-current	1,722,634	1,722,450

a.2	Consolidated

Description	03/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 03/31/2019 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,945,959	2,889,631	US$	+5.3	2026
Foreign loan (c.1) (*)	989,713	985,268	US$	+3.9	2021 to 2023
Financial institutions (e)	623,714	620,605	US$ + LIBOR (1)	+2.1	2019 to 2023
Foreign loan (c.1) (*)	588,100	582,106	US$ + LIBOR (1)	+0.9	2022 to 2023
Foreign loan (c.2)	235,886	234,363	US$ + LIBOR (1)	+2.0	2020
Financial institutions (e)	128,689	127,288	US$	+3.0	2019 to 2022
Financial institutions (e)	24,219	27,845	MX$ (2)	+9.6	2019
Advances on foreign exchange contracts	21,476	11,702	US$	+3.5	< 12 days
Financial institutions (e)	18,167	3,950	MX$ + TIIE (2)	+1.5	2019
BNDES (d)	2,009	2,596	US$	+6.5	2019 to 2020
Foreign currency advances delivered	90	1,485	US$	+3.5	< 33 days

Total foreign currency	5,578,022	5,486,839

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	03/31/2019	12/31/2018	Index/ Currency	Weighted average financial charges 03/31/2019– % p.a.	Maturity
Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,469,754	2,614,704	CDI	106.8	2019 to 2022
Debentures – Ipiranga (g.1, and g.3)	2,072,812	2,039,743	CDI	105.0	2019 to 2022
Debentures – CRA (g.2, g.4 and g.6)	2,061,938	2,029,545	CDI	95.8	2022 to 2023
Debentures – 5th and 6th issuance (g.5)	1,729,537	1,756,954	CDI	105.3	2023
Debentures – CRA (g.2, g.4 and g.6)(*)	864,398	833,213	IPCA	+4.6	2024 to 2025
BNDES(d)	125,880	147,922	TJLP(3)	+2.2	2019 to 2023
FINEP	50,269	53,245	TJLP(3)	+1.5	2019 to 2023
BNDES(d)	46,472	51,467	SELIC(5)	+2.3	2019 to 2023
Bank Credit Bill	51,018	50,075	CDI	124.0	2019
FINEP	19,289	22,553	R$	+4.0	2019 to 2021
Banco do Nordeste do Brasil	14,342	15,776	R$(4)	+8.5	2019 to 2021
BNDES(d)	11,148	14,071	R$	+6.1	2019 to 2022
FINAME	29	32	TJLP(3)	+5.7	2019 to 2022

Total Brazilian Reais	9,516,886	9,629,300

Total foreign currency and Brazilian Reais	15,094,908	15,116,139
Currency and interest rate hedging instruments(**)	17,100	43,944

Total	15,112,008	15,160,083

Current	2,245,775	2,271,148
Non-current	12,866,233	12,888,935

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.g).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2019, TJLP was fixed at 7.03% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On March 31, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

The changes in loans and debentures are shown below:

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	60,067
Interest accrued	217,914
Principal payment	(247,405)
Interest payment	(113,813)
Monetary and exchange rate variation	41,192
Change in fair value	20,814

Balance as of March 31, 2019	15,094,908

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2019	12/31/2018
From 1 to 2 years	949,857	960,038
From 2 to 3 years	1,619,155	1,548,092
From 3 to 4 years	4,947,593	3,216,293
From 4 to 5 years	1,594,717	3,428,130
More than 5 years	3,754,911	3,736,382

	12,866,233	12,888,935

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 2,922.5 million as of March 31, 2019) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 34.h.3).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 584.5 million as of March 31, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.	Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395 million (equivalent to R$ 1,539.2 million as of March 31, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges (1)	9.5	38.6	—
Jun/2021	100.0	389.7	105.0
Jul/2021	60.0	233.8	101.8
Jul/2023	50.0	194.8	104.8
Sep/2023	60.0	233.8	105.0
Sep/2023	65.0	253.3	104.7
Nov/2023	60.0	233.8	104.5

Total / average cost	404.5	1,577.8	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 233.8 million as of March 31, 2019) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

	US$	R$
Maturity	Millions	Millions
Charges (1)	0.1	0.3
Aug/2019	10.0	39.0
Feb/2020	10.0	39.0
Aug/2020	10.0	39.0
Sep/2020	20.0	77.9
Feb/2021	10.0	39.0
Mar/2022	30.0	116.9
Oct/2022	40.0	155.8
Mar/2023	30.0	116.8

Total	160.1	623.7

(1)	Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through March 31, 2019):

Maturity
May/2019	1,456,372
May/2020	337,794
May/2021	337,794
May/2022	337,794

Total	2,469,754

g.	Debentures

g.1. In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.2. In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.3. In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.4. In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.5. In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through March 31, 2019).

Maturity
May/2019	177,039
May/2020	165,933
May/2021	165,933
Apr/2022	667,831
Jul/2022	1,563,908
Oct/2022	738,636
Mar/2023	1,729,537
Dec/2023	655,470
Apr/2024	391,744
Oct/2024	226,067
Dec/2025	246,587

Total	6,728,685

h.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 03/31/2019
Debentures (g)	0.2	56,376	—	(3,311)	53,065
Notes in the foreign market (b)	0.0	13,881	—	(330)	13,551
Banco do Brasil (f)	0.2	3,437	—	(1,233)	2,204
Foreign loans (c)	0.1	331	—	(48)	283
Other	0.2	2,432	—	(271)	2,161

Total		76,457	—	(5,193)	71,264

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,223	13,314	13,137	8,269	4,306	816	53,065
Notes in the foreign market (b)	1,484	1,567	1,654	1,747	1,844	5,255	13,551
Banco do Brasil (f)	1,262	548	326	68	—	—	2,204
Foreign loans (c)	204	79	—	—	—	—	283
Other	1,047	707	310	93	4	—	2,163

Total	17,220	16,215	15,427	10,177	6,154	6,071	71,264

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 70,551 as of March 31, 2019 (R$ 69,822 as of December 31, 2018) and by guarantees and promissory notes in the amount of R$ 10,770,811 as of March 31, 2019 (R$ 10,667,175 as of December 31, 2018).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 297,801 as of March 31, 2019 (R$ 271,162 as of December 31, 2018). In addition, the Company provides guarantees related to the supply of LPG by Petrobras up to the amount of R$ 45 million.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 3,029 as of March 31, 2019 (R$ 2,750 as of December 31, 2018), with maturities of up to 90 days. Until March 31, 2019, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as “other payables” is R$ 75 as of March 31, 2019 (R$ 68 as of December 31, 2018), which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17.	Trade Payables (Consolidated)

	03/31/2019	12/31/2018
Domestic suppliers	1,291,813	2,079,010
Domestic suppliers – agreement (i)	448,652	73,169
Foreign suppliers	229,185	472,597
Foreign suppliers – agreement (i)	113,759	106,901

	2,083,409	2,731,677

(i) Suppliers – agreement: some subsidiaries of the Company entered into an agreement with a financial institution, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institution prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These operations are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

18.	Salaries and Related Charges (Consolidated)

	03/31/2019	12/31/2018
Provisions on salaries	183,854	186,200
Profit sharing, bonus and premium	47,614	147,170
Social charges	77,555	67,043
Others	17,508	27,779

	326,531	428,192

19.	Taxes Payable (Consolidated)

	03/31/2019	12/31/2018
ICMS	156,954	166,038
PIS and COFINS	22,156	38,055
ISS	22,964	22,339
Value-Added Tax (IVA) of foreign subsidiaries	17,666	21,306
Others	20,058	20,267

	239,798	268,005

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the three-month period ended March 31, 2019, the subsidiaries contributed R$ 5,471 (R$ 6,166 for the three-month period ended March 31, 2018) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2019 was 7,915 active participants and 292 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2018.

	03/31/2019	12/31/2018
Health and dental care plan(1)	114,992	112,628
Indemnification of FGTS	79,952	83,781
Seniority bonus	34,551	37,397
Life insurance(1)	16,340	16,009

Total	245,835	249,815

Current	45,655	45,655
Non-current	200,180	204,160

(1)	Only IPP and CBLSA.

21.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2018	54,667
Additions (new tanks)	133
Expense with tanks removed	(179)
Accretion expense	493

Balance as of March 31, 2019	55,114

Current	3,954
Non-current	51,160

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2018	Additions	Write-offs	Payments	Interest	Balance on 03/31/2019
IRPJ and CSLL (a.1.1)	532,341	—	—	—	3,969	536,310
PIS and COFINS	26,271	—	—	—	177	26,448
ICMS	100,823	1,204	(501)	(141)	104	101,489
Civil, environmental and regulatory claims (a.2.1)	90,932	336	(2,208)	(596)	621	89,085
Labor litigation (a.3.1)	101,173	5,435	(961)	(4,774)	1,566	102,439
Others	91,531	784	—	—	821	93,136

Total	943,071	7,759	(3,670)	(5,511)	7,258	948,907

Current	77,822					84,880
Non-current	865,249					864,027

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2019	12/31/2018
Tax matters	734,141	727,493
Labor litigation	70,570	69,978
Civil and other	88,229	84,036

Total – non-current assets	892,940	881,507

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 504,292 as of March 31, 2019 (R$ 500,260 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 89,085 as of March 31, 2019 (R$ 90,932 as of December 31, 2018).

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 102,439 as of March 31, 2019 (R$ 101,173 as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,892,697 as of March 31, 2019 (R$ 2,839,219 as of December 31, 2018).

b.1	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,976,739 as of March 31, 2019 (R$ 1,941,749 as of December 31, 2018), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 169,767 as of March 31, 2019 (R$ 168,391 as of December 31, 2018).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 847,517 as of March 31, 2019 (R$ 836,393 as of December 31, 2018), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 327,604 as of March 31, 2019 (R$ 318,550 as of December 31, 2018), of which R$ 128,032 (R$ 126,639 as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 126,913 as of March 31, 2019 (R$ 125,703 as of December 31, 2018); of conditioned fruition of fiscal incentive in the amount of R$ 122,828 as of March 31, 2019 (R$ 121,745 as of December 31, 2018); and inventory differences in the amount of R$ 185,699 as of March 31, 2019 (R$ 185,512 as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 718,449 as of March 31, 2019 (R$ 674,126 as of December 31, 2018), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 202,297 as of March 31, 2019 (R$ 193,771 as of December 31, 2018), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 628,628, totaling 3,440 lawsuits as of March 31, 2019 (R$ 624,457, totaling 3,520 lawsuits as of December 31, 2018), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,144 as of March 31, 2019 (R$ 32,983 as of December 31, 2018). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693 (see Note 36.c). The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of March 31, 2019.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case the negotiations with the MPE and MPF are concluded in an unfavorable manner for the parties involved, the payments related to the project costs may affect the future Company’s interim financial information, in addition to the amounts already recognized. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. In addition, as of March 31, 2019, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 61,119 and R$ 3,426 (R$ 62,930 and R$ 3,426 as of December 31, 2017), respectively. For more information, see Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 287,330, totaling 1,672 lawsuits as of March 31, 2019 (R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,662 (R$ 3,609 as of December 31, 2018) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 191,110 as of March 31, 2019 and as of December 31, 2018. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d.	Contingent Assets

d.1	Exclusion of ICMS from the calculation basis of PIS and COFINS

All subsidiaries, whose legal thesis of exclusion of ICMS from the calculation basis of PIS and COFINS is applicable, have lawsuits aimed at obtaining this right. For the subsidiaries Oxiteno S.A. and Extrafarma, there is a final and unappealable lawsuit, and the respective subsidies of proof of the amounts to be refunded were duly confirmed by management. The amounts to be recovered from the other subsidiaries will be recognized to the extent that, at the same time, there is a transitory restraint of the individual claim and confirmation of the evidentiary subsidies by management.

23.	Trade payables –customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the MPF offered complaint the subsidiary Tequimar in the criminal sphere, which was summoned and replied to the complaint on June 19, 2018.

In June 2017, the licensing required for the return to operation of 67.5 thousand cubic meters from the total of 150 thousand cubic meters affected by the fire was obtained. The tanks remain idle c and in the process of recovery for subsequent licensing and start of operation.

The remaining balance of customers and third parties’ indemnification is R$ 3,501 as of March 31, 2019 and December 31, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	03/31/2019	12/31/2018
‘am/pm’ and Jet Oil franchising upfront fee (a)	17,757	18,668
Loyalty program “Km de Vantagens” (b)	25,393	18,465
Loyalty program “Clube Extrafarma”(b)	1,375	1,289

	44,525	38,422

Current	33,495	26,572
Non-current	11,030	11,850

a.	Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended March 31, 2019 with 2,492 stores (2,493 as of December 31, 2018). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended March 31, 2019 with 1,772 stores (1,772 stores as of December 31, 2018).

b.	Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

25.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of March 31, 2019, the subscription warrants – indemnification were represented by 2,319,865 shares and amounted to R$ 106,025 (as of December 31, 2018, they were represented by 2,412,119 that totaled R$ 123,095). Due to the final adverse decision of some of these lawsuits, on March 31, 2019, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 2,983,822 (2,988,158 shares as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Equity

a.	Share Capital

On March 31, 2019, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2019, on B3 was R$ 47.00 (R$ 53.20 as of December 31, 2018).

As of March 31, 2019, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2019, there were 24,096,083 common shares outstanding abroad in the form of ADRs (27,862,987 shares as of December 31, 2018).

For information on the stock split approved on April 10, 2019, see Note 36.a. The numbers of shares presented in Note 26 are without the effects of the stock split.

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of March 31, 2019, 13,390,149 common shares (13,390,149 shares as of December 31, 2018) were held in the Company’s treasury, acquired at an average cost of R$ 36.25 per share (R$ 36.25 as of December 31, 2018).

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1	Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.2	Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,412,427 of March 31, 2019 (R$ 3,412,427 as of December 31, 2018).

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1	Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(10,439)	73	—	—	(10,366)
IRPJ and CSLL on fair value	4,492	—	—	—	4,492
Actuarial gain of post-employment benefits	—	—	238	—	238

Balance as of March 31, 2019	(249,283)	(200)	(17,511)	197,369	(69,625)

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2017	(27,364)	—	(15,181)	202,188	159,643
Retrospective effect of business combination of Chevron(1)	—	—	—	(4,819)	(4,819)

Balance as of December 31, 2017—restated	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(8,011)	(6,232)	—	—	(14,243)
Income and social contribution taxes on fair value	2,957	—	—	—	2,957
Actuarial losses of post-employment benefits	—	—	(299)	—	(299)

Balance as of March 31, 2018—restated	(32,418)	(6,232)	(15,480)	197,369	143,239

(1)	For further details of Chevron business combination, see Note 3.c of financial statements filed on CVM on February 20, 2019.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.2	Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 34.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

03/31/2019
Balance as of December 31, 2018	65,857
Translation of foreign subsidiaries, net of IRPJ and CSLL	4,543

Balance as of March 31, 2019	70,400

03/31/2018
Balance as of December 31, 2017	53,061
Translation of foreign subsidiaries, net of IRPJ and CSLL	(19,396)

Balance as of March 31, 2018	33,665

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and paid beginning March 13, 2019.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2018	282,334	284,024
Provisions	109,355	111,063
Payments	(378,445)	(380,587)

Balance as of March 31, 2019	13,244	14,500

27.	Net Revenue from Sale and Services (Consolidated)

	03/31/2019	03/31/2018
Gross revenue from sale	21,940,145	21,440,614
Gross revenue from services	193,659	179,250
Sales taxes	(905,726)	(550,072)
Discounts and sales returns	(399,872)	(214,094)
Amortization of contractual assets with customers (see Note 11)	(83,608)	(104,513)
Deferred revenue (see Note 24)	(5,345)	(63)

Net revenue from sales and services	20,739,253	20,751,122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	03/31/2019	03/31/2018
Raw materials and materials for use and consumption	18,933,386	18,882,407
Personnel expenses	594,845	604,400
Freight and storage	279,551	287,540
Depreciation and amortization	210,644	194,243
Amortization of right to use assets	78,149	—
Advertising and marketing	53,393	45,156
Services provided by third parties	71,133	87,888
Other expenses	135,919	172,206

Total	20,357,020	20,273,840

Classified as:
Cost of products and services sold	19,294,673	19,229,825
Selling and marketing	678,502	671,447
General and administrative	383,845	372,568

Total	20,357,020	20,273,840

29.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the three-month period ended March 31, 2019, the loss was R$ 2,082 (loss of R$ 2,230 for the three-month period ended March 31, 2018), represented primarily from disposal of property, plant, and equipment.

30.	Other Operating Income, Net (Consolidated)

	03/31/2019	03/31/2018
Commercial partnerships(1)	13,738	5,108
Merchandising(2)	5,306	5,885
Loyalty program(3)	88	11,010
Ultracargo – fire accident in Santos(4)	—	(724)
Fine for unrealized acquisition(5)	—	(286,160)
Extraordinary credits of PIS and COFINS – exclusion of ICMS from PIS and COFINS tax bases(6)	8,841	—
Others	8,740	2,158

Other operating income, net	36,713	(262,723)

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 22.b.2.4 and 23.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected to the CADE.
(6)	Refers to Extrafarma credits (see Note 7.a.2).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Financial Income (Expense)

	Parent		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Financial income:
Interest on financial investments	24,593	19,613	90,060	79,879
Interest from customers	—	—	34,461	31,343
Changes in subscription warranty – indemnification (see Note 25)	16,574	—	16,574	—
Other financial income	—	—	3,054	1,222

	41,167	19,613	144,149	112,444

Financial expenses:
Interest on loans	—	—	(106,327)	(118,803)
Interest on debentures	(28,078)	(18,806)	(113,090)	(104,118)
Interest on leases payable	—	—	(21,122)	(655)
Bank charges, financial transactions tax, and other charges	(1,067)	(551)	(19,085)	(23,795)
Exchange variation, net of gains and losses with derivative financial instruments	—	—	101,205	27,897
Changes in subscription warranty—indemnification (see Note 25)	—	(1,156)	—	(1,156)
Interest of provisions, net, and other financial expenses	—	—	15,098	1,221

	(29,145)	(20,513)	(143,321)	(219,409)

Financial income (expense)	12,022	(900)	828	(106,965)

32.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 25, respectively.

Basic Earnings per Share	03/31/2019	03/31/2018

Net income for the period of the Company	233,661	73,855
Weighted average shares outstanding (in thousands)	1,058,012	1,083,762
Basic earnings per share –R$	0.2208	0.0681

Diluted Earnings per Share

Net income for the period of the Company	233,661	73,855
Weighted average shares outstanding (in thousands), including dilution effects	1,065,048	1,091,490
Diluted earnings per share –R$	0.2194	0.0677

Weighted Average Shares Outstanding (in thousands)

Weighted average shares outstanding for basic per share calculation	1,058,012	1,083,762
Dilution effect
Subscription warrants—indemnification	4,782	5,028
Deferred Stock Plan	2,254	2,700

Weighted average shares outstanding for diluted per share calculation	1,065,048	1,091,490

Earnings per share were adjusted retrospectively as disclosure in Note 36.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a.	Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2019	03/31/2018
Net revenue from sales and services:
Ultragaz	1,640,223	1,625,848
Ipiranga	17,427,989	17,516,292
Oxiteno	1,055,690	999,294
Ultracargo	126,524	115,984
Extrafarma	516,330	511,554

	20,766,756	20,768,972
Others(1)	8,487	12,002
Intersegment sales	(35,990)	(29,852)

Total	20,739,253	20,751,122

Intersegment sales:
Ultragaz	809	438
Ipiranga	289	198
Oxiteno	6,076	—
Ultracargo	20,352	17,237
Extrafarma	—	—

	27,526	17,873
Others(1)	8,464	11,979

Total	35,990	29,852

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2019	03/31/2018
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,639,414	1,625,410
Ipiranga	17,427,700	17,516,094
Oxiteno	1,049,614	999,294
Ultracargo	106,172	98,747
Extrafarma	516,330	511,554

	20,739,230	20,751,099
Others(1)	23	23

Total	20,739,253	20,751,122

Operating income (expense):
Ultragaz	50,856	(223,452)
Ipiranga	394,900	413,919
Oxiteno	(14,774)	10,111
Ultracargo	38,042	27,844
Extrafarma	(38,045)	(17,209)
Corporation(2)	(15,494)	—

	415,485	211,213
Others(1)	1,379	1,116

Total	416,864	212,329

Share of profit (loss) of joint-ventures and associates:
Ultragaz	17	30
Ipiranga	(6,776)	(4,462)
Oxiteno	1	291
Ultracargo	474	634

	(6,284)	(3,507)
Others(1)	(686)	526

Total	(6,970)	(2,981)

Income before financial result, income and social contribution taxes	409,894	209,348

Financial result, net	828	(106,965)

Income before income and social contribution taxes	410,722	102,383

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2019	03/31/2018
Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	35,253	65,874
Ipiranga	66,302	115,280
Oxiteno	61,732	138,040
Ultracargo	38,663	22,796
Extrafarma	15,911	16,139

	217,861	358,129
Others (1)	2,402	1,955

Total additions to property, plant, and equipment and intangible assets (see Notes 14 and 15)	220,263	360,084
Asset retirement obligation – fuel tanks (see Note 21)	(133)	(104)
Capitalized borrowing costs	(6,025)	(4,618)

Total investments in property, plant, and equipment and intangible assets (cash flow)	214,105	355,362

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	64,056	95,866

Depreciation and amortization charges:
Ultragaz	49,335	53,410
Ipiranga	73,224	66,713
Oxiteno	51,176	40,803
Ultracargo	14,273	12,510
Extrafarma	18,837	17,017

	206,845	190,453
Others (1)	3,799	3,790

Total	210,644	194,243

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	83,608	104,513

Amortization of right to use assets:
Ultragaz	7,985	—
Ipiranga	41,762	—
Oxiteno	2,154	—
Ultracargo	6,446	—
Extrafarma	19,802	—

Total	78,149	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2019	12/31/2018
Total assets (excluding intersegment account balances):
Ultragaz	2,870,143	2,719,425
Ipiranga	15,997,811	15,381,887
Oxiteno	7,121,813	7,452,331
Ultracargo	1,559,051	1,478,697
Extrafarma	2,627,653	2,107,901

	30,176,471	29,140,241
Others (1)	1,010,394	1,359,154

Total	31,186,865	30,499,395

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2)

Expenses related to Ultrapar’s holding structure, including the Presidency, Board of Directors and, fiscal council, advisory committees to Board of Directors and Human Capital and Audit and Compliance directories.

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2019	12/31/2018
United States of America	876,593	857,049
Mexico	122,269	124,037
Uruguay	71,913	72,345
Venezuela	5,699	2,427

	1,076,474	1,055,858

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2019	03/31/2018
Net revenue from sale and services:
Brazil	20,373,842	20,405,131
Mexico	57,875	44,456
Uruguay	12,650	9,586
Venezuela	603	7,472
Other Latin American countries	109,431	93,135
United States of America and Canada	112,283	117,986
Far East	22,910	20,518
Europe	29,815	38,467
Others	19,844	14,371

Total	20,739,253	20,751,122

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1	Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais

	03/31/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	274.4	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	250.9	235.1
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,364.2	1,384.9

	1,889.5	1,874.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,598.2)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(363.3)	(567.7)

	(5,961.5)	(6,083.3)

Foreign currency hedging instruments	2,472.8	2,483.0

Net liability position – Total	(1,599.2)	(1,726.1)
Net asset (liability) position – Income statement effect	370.8	282.7
Net liability position –Equity effect	(1,970.0)	(2,008.8)

b.2	Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,599.2 million in foreign currency as of March 31, 2019:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	37.1	92.7	185.4
(2) Equity effect		(197.0)	(492.5)	(985.0)

(1) + (2)	Net effect	(159.9)	(399.8)	(799.6)

(3) Income statement effect	Real appreciation	(37.1)	(92.7)	(185.4)
(4) Equity effect		197.0	492.5	985.0

(3) + (4)	Net effect	159.9	399.8	799.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.4
(2) Equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1,004.4

(3) + (4)	Net effect	172.6	431.5	863.0

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c.	Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

c.1	Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais

	Note	03/31/2019	12/31/2018
CDI
Cash equivalents	4.a	3,233.6	3,722.3
Financial investments	4.b	2,399.3	2,537.3
Asset position of foreign exchange hedging instruments—CDI	34.g	32.8	33.9
Loans and debentures	16.a	(8,385.1)	(8,440.9)
Liability position of foreign exchange hedging instruments—CDI	34.g	(2,071.2)	(2,205.5)
Liability position of fixed interest instruments + IPCA – CDI	34.g	(835.5)	(823.5)

Net liability position in CDI		(5,626.1)	(5,176.4)

TJLP
Loans –TJLP	16.a	(176.2)	(201.2)

Net liability position in TJLP		(176.2)	(201.2)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	34.g	835.3	811.6
Loans—LIBOR	16.a	(1,447.7)	(1,437.1)

Net liability position in LIBOR		(612.4)	(625.5)

TIIE
Loans—TIIE	16.a	(18.2)	(4.0)

Net liability position in TIIE		(18.2)	(4.0)

SELIC
Loans – SELIC	16.a	(46.5)	(51.5)

Net liability position in SELIC		(46.5)	(51.5)

Total net liability position exposed to floating interest		(6,479.4)	(6,058.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2	Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

In millions of Brazilian Reais

	Risk	03/31/2019
Exposure of interest rate risk		Scenario I	Scenario II	Scenario III
		Likely	25%	50%

Interest effect on cash equivalents and financial investments	Increase in CDI	9.0	22.5	45.0
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	—	—	0.1
Interest effect on debt in CDI	Increase in CDI	(13.2)	(32.9)	(65.8)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(7.3)	(17.7)	(35.1)

Incremental expenses		(11.5)	(28.1)	(55.8)

Interest effect on debt in TJLP	Increase in TJLP	(0.3)	(0.8)	(1.7)

Incremental expenses		(0.3)	(0.8)	(1.7)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.5	1.3	2.7
Interest effect on debt in LIBOR	Increase in LIBOR	(1.0)	(2.4)	(4.8)

Incremental expenses		(0.5)	(1.1)	(2.1)

Interest effect on debt in TIIE	Increase in TIIE	(0.01)	(0.03)	(0.06)

Incremental expenses		(0.01)	(0.03)	(0.06)

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.8)	(1.6)

Incremental expenses		(0.3)	(0.8)	(1.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

In millions of Brazilian Reais

	12/31/2018
Exposure of interest rate risk	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%

Interest effect on cash equivalents and financial investments	Increase in CDI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1	Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2	Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	03/31/2019	12/31/2018
AAA	5,286,170	5,933,671
AA	789,737	707,358
A	294,517	262,553
BBB	121,554	90,824

Total	6,491,978	6,994,406

d.3	Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	03/31/2019	12/31/2018
Ipiranga	457,002	442,486
Ultragaz	76,445	61,975
Oxiteno	12,543	12,371
Extrafarma	6,241	5,858
Ultracargo	2,067	2,089

Total	554,298	524,779

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

e.	Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,824.4 million, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment plan for 2019 totals R$ 1,762 million, and until March 31, 2019, the amount of R$ 267.8 million had been realized. As of March 31, 2019, the Company and its subsidiaries had R$ 6,237.4 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of March 31, 2019 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest(1) (2)	19,165.9	2,824.4	4,229.5	7,534.8	4,577.2
Currency and interest rate hedging instruments(3)	360.8	57.9	158.5	133.0	11.4
Trade payables	2,083.4	2,083.4	—	—	—
Leases payable	2,044.9	308.7	920.1	532.8	283.3

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.48% from 2019 to 2020, 7.38% from 2021 to 2022, 8.52% from 2023 to 2024, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.95 in 2019, R$ 4.06 in 2020, R$ 4.26 in 2021, R$ 4.50 in 2022, R$ 4.77 in 2023, R$ 5.07 in 2024, R$ 5.37 in 2025 and R$ 5.69 in 2026 (iii) TJLP of 7.03%, (iv) IGP-M of 5.23% in 2019, 4.00% in 2020, 3.78% in 2021, 3.75% from 2022 to 2033 and (v) IPCA of 4.06% from 2019 to 2025 (source: B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on March 29, 2019 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on March 29, 2019. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g.	Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “a. Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount(1)		Fair value
		Assets	Liabilities		03/31/2019	12/31/2018	03/31/2019	12/31/2018
							(R$ million)	(R$ million)
Foreign exchange swap	Debt	USD + 4.33%	104.0% CDI	nov 2023	USD 245.0	USD 245.0	21.2	(10.3)
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.1100%	105.0% CDI	jul 2023	USD 150.0	USD 150.0	63.0	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% CDI	oct 2024	R$ 806.1	R$ 806.1	55.5	35.6
Zero Cost Collar	Operating margin	Put USD 3.60	Call USD 4.60	dec 2019	USD 112.1	USD 149.4	(0.4)	0.3
Non-deliverable forward	Firm commitments	BRL	USD	apr 2019	USD 19.4	—	1.1	—
Term	Firm commitments	BRL	Heating Oil / RBOB	may 2019	USD 95.6	—	0.4	—

							140.8	71.2
Not designated as hedge accounting
Product	Hedged object	Rates agreement		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		03/31/2019	12/31/2018	03/31/2019	12/31/2018
							(R$ million)	(R$ million)
Foreign exchange swap	Debt	USD + 5.58%	72.7% CDI	oct 2026	USD 753.0	USD 758.3	300.7	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.44%	105.9% CDI	jun 2020	USD 60.0	USD 60.0	44.6	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	52.2% CDI	aug 2019	USD 65.9	USD 98.5	5.2	(8.6)
Foreign exchange swap	Operating margin	34.7% CDI	USD + 0.00%	jun 2019	USD 8.6	USD 8.9	(1.0)	0.1

							349.5	276.0

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1	Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the CDI %	03/31/2019	12/31/2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	38.9	149.2
Fair value adjustment of debt – R$	(7.5)	(28.5)
Financial expense in the statements of profit or loss – R$	(25.4)	(215.9)
Average effective cost – CDI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the CDI %	03/31/2019	12/31/2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	19.9	25.8
Fair value adjustment of debt – R$	(13.1)	(13.3)
Financial expense in the statements of profit or loss – R$	(17.6)	(50.2)
Average effective cost – CDI %	95.8	95.8

h.2	Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On March 31, 2019, the Company had US$ 115.0 million in exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$ 8.2 million (R$ 10.5 million for the period ended on March 31, 2018) was recognized in the statement of profit or loss. On March 31, 2019, the unrealized gain of “Other comprehensive income” is R$ 1.0 million, net of deferred IRPJ and CSLL.

On March 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 570.0 million (US$ 570.0 million on December 31, 2018). On March 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 251.9 million (loss of R$ 243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On March 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 112.1 million (US$ 149.4 million on December 31, 2018). On March 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 0.3 million (loss of R$ 0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.3	Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On March 31, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 96.0 million (US$ 96.0 million on December 31, 2018). On March 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 47.3 million (loss of R$ 45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i.	Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	R$ million
	03/31/2019
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars(i)(ii)	107.3	1.0
b – Exchange rate swaps payable in U.S. dollars(ii)	(0.7)	(0.3)
c – Interest rate swaps in R$(iii)	6.8	—
d – Non-derivative financial instruments(iv)	(40.4)	(299.2)

Total	73.0	(298.5)

	R$ million
	03/31/2018	12/31/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars(i)(ii)	26.8	—
b – Exchange rate swaps payable in U.S. dollars(ii)	0.1	0.2
c – Interest rate swaps in R$(iii)	(5.9)	—
d – Non-derivative financial instruments(iv)	21.5	(289.6)

Total	42.5	(289.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			03/31/2019		12/31/2018
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	183,409	183,409	205,482	205,482
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,233,581	3,233,581	3,722,308	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	29,328	29,328	11,161	11,161
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,322,990	2,322,990	2,462,018	2,462,018
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,286	2,286	2,208	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,976	73,976	73,089	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	176,217	176,217	154,811	154,811
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	470,191	470,191	363,329	363,329
Reseller Financing	Measured at amortized cost	5.b	717,509	753,947	715,530	752,471

Total			7,209,487	7,245,925	7,709,936	7,746,877

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,577,813	1,577,813	1,567,374	1,567,374
Financing	Measured at amortized cost	16.a	6,788,410	6,701,697	6,889,310	6,840,079
Debentures	Measured at amortized cost	16.a	5,864,287	5,835,173	5,826,242	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	864,398	864,398	833,213	833,213
Leases payable	Measured at amortized cost	13	1,622,195	1,622,195	46,066	46,066
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	17,100	17,100	43,944	43,944
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	106,025	106,025	123,095	123,095

Total			16,840,228	16,724,401	15,329,244	15,224,750

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

j.1	Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	03/31/2019	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	183,409	183,409	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,233,581	—	3,233,581	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	29,328	29,328	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,322,990	2,322,990	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,286	—	2,286	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,976	—	73,976	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	176,217	4,598	171,619	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	470,191	—	470,191	—
Reseller Financing	Measured at amortized cost	5.b	753,947	—	753,947	—

Total			7,245,925	2,540,325	4,705,600	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,577,813	—	1,577,813	—
Financing	Measured at amortized cost	16.a	6,701,697	2,845,360	3,856,337	—
Debentures	Measured at amortized cost	16.a	5,835,173	—	5,835,173	—
Debentures	Measured at fair value through profit or loss	16.a	864,398	—	864,398	—
Leases payable	Measured at amortized cost	13	1,622,195	—	1,622,195	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	17,100	—	17,100	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	25	106,025	—	106,025	—

Total			16,724,401	2,845,360	13,879,041	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329	—
Reseller Financing	Measured at amortized cost	5.b	752,471	—	752,471	—

Total			7,746,877	2,680,327	5,066,550	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,567,374	—	1,567,374	—
Financing	Measured at amortized cost	16.a	6,840,079	2,841,436	3,998,643	—
Debentures	Measured at amortized cost	16.a	5,770,979	—	5,770,979	—
Debentures	Measured at fair value through profit or loss	16.a	833,213	—	833,213	—
Leases payable	Measured at amortized cost	13	46,066	—	46,066	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	43,944	—	43,944	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	25	123,095	—	123,095	—

Total			15,224,750	2,841,436	12,383,314	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of March 31, 2019 and December 2018, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.77 as of March 31, 2019 (R$ 5.86 as of December 31, 2018) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2019 and December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

03/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	366,545	1,007,579	1,648,613
(2) Debts/firm commitments in dollars	appreciation	(366,537)	(1,007,555)	(1,648,573)

(1)+(2)	Net effect	8	24	40

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	64	(10,409)	(20,882)
(4) Gross margin of Oxiteno	devaluation	(64)	10,409	20,882

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	71,228	181,945
(6) Gross margin of Oxiteno	Devaluation	—	(71,228)	(181,945)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	372,022	1,039,669	1,707,316
(2) Debts/firm commitments in dollars	appreciation	(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(65)	8,545	17,154
(4) Gross margin of Oxiteno	devaluation	65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	97,938	244,572
(6) Gross margin of Oxiteno	Devaluation	—	(97,938)	(244,572)

(5)+(6)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of March 31, 2019 and December 31, 2018, the Company used the futures curve of the DI x Pre contract quoted on B3 as of March 29, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

03/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(325,649)	(270,935)	(208,471)
(2) Fixed rate debt	Pre-fixed rate	325,649	270,935	208,471

(1) + (2)	Net effect	—	—	—

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(311,993)	(254,409)	(188,047)
(2) Fixed rate debt	Pre-fixed rate	311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on March 29, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on March 29, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

03/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities	Decrease in	3,045	936,346	1,869,647
(2) Gross margin from Ipiranga	Commodities Price	(3,045)	(936,346)	(1,869,647)

(1) + (2)	Net effect	—	—	—

35.	Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2019, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2019. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

a.3 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value(*)
Oxiteno	US$ 1,142	(equivalent to R$ 4,450 as of 03/31/2019)(*)
Ipiranga	R$ 1,032
Ultracargo	R$ 949
Ultragaz	R$ 266
Extrafarma	R$ 160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,559 million as of March 31, 2019), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 312 million as of March 31, 2019), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

c.	Port concessions

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years. These concessions had no effect on the financial positions, results of operations and cash flows of these quarterly information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

36.	Subsequent events

a.	Approval of stock split

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein will be of the same class and type and will grant to its holders the same rights of the current shares and ADRs. The earnings per share in Note 32 were as adjusted retrospectively.

b.	Port concessions

On April 5, 2019, Company, through its subsidiary IPP and Ultracargo, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. Ultracargo won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Ultracargo for at least 25 years, according to the auction notice. The estimated investments regarding the participation of IPP and Ultracargo sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

c.	CADE administrative decision

On April 10, 2019, CADE concluded an administrative process involving IPP, which questioned alleged non-competitive conducts in the fuel-distribution and resale market in the cities of Belo Horizonte, Contagem and Betim, in the state of Minas Gerais, between October 2006 and July 2008. The award has condemned IPP to pay a fine of R$ 40.7 million (see Note 22.b.2.3). Ipiranga will continue to exercise its full defense rights, appealing to all administrative and judicial courts, in order to challenge the interpretation upon which such ruling was based.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS

First quarter of 2019

(R$ million)	1T19 Post- adjustments¹	1Q19	1Q18	4Q18	Δ 1Q19 x 1Q18	Δ 1Q19 x 1Q18
Net revenue from sales and services	20,739.3	20,739.3	20,751.1	23,467.0	0%	-12%
Cost of products and services sold	(19,294.7)	(19,295.2)	(19,229.8)	(21,911.9)	0%	-12%
Gross profit	1,444.6	1,444.0	1,521.3	1,555.2	-5%	-7%
Selling, marketing, general and administrative expenses	(1,062.3)	(1,069.4)	(1,044.0)	(1,102.2)	2%	-3%
Other operating income, net	36.7	36.7	(262.7)	261.0	-114%	-86%
Income from disposal of assets	(2.1)	(2.1)	(2.2)	(15.0)	-7%	-86%
Operating income	416.9	409.3	212.3	699.0	93%	-41%
Financial expenses, net	0.8	21.3	(107.0)	116.7	-120%	-82%
Share of profit (loss) of joint ventures and associates	(7.0)	(7.0)	(3.0)	(5.6)	134%	25%
Income before income and social contribution taxes	410.7	423.7	102.4	810.1	314%	-48%
Current income and social contribution taxes	(181.7)	(186.1)	(46.0)	(346.1)	305%	-46%
Deferred income and social contribution taxes	13.5	13.5	16.5	31.6	-18%	-57%
Net income	242.6	251.1	72.9	495.6	245%	-49%
Net income attributable to shareholders of the company	233.7	242.2	73.9	507.6	228%	-52%
Net income attributable to Non-controlling interests in subsidiaries	8.9	8.9	(1.0)	(12.1)	-985%	-174%
Adjusted EBITDA	782.3	697.9	508.1	993.0	37%	-30%
Sold GLP (000 tons)	395.1	395.1	410.1	421.1	-4%	-6%
Fuel sold (000 m³)	5,587.1	5,587.1	5,461.0	6,159.7	2%	-9%
Chemical sold (000 tons)	180.1	180.1	180.0	189.9	0%	-5%

¹ With the adoption of IFRS 16 regulation and reclassification of corporate expenses

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo, Extrafarma and Corporate (a new segment explained below) is reported without the elimination of inter-segment transactions. Hence, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

As from 2019, two changes have been introduced in the presentation of Ultrapar’s financial information: (i) we have adopted the IFRS 16 published by IASB – International Accounting Standards Board prospectively; and (ii) we have separated certain corporate expenses, previously distributed among Ultrapar’s businesses, to a new managerial segment known as “Corporate”. In order to retain comparability between 1Q18 and 4Q18, discussion of results is shown without adjustments related to IFRS 16 and the Corporate and references to “1Q19” adopt the same criterion. Any mention of information incorporating these changes will be identified as “1Q19 Post-adjustments”. The section “Summary of changes due to IFRS 16 and Corporate” show the main effects of the adjustments for this quarter in order to improve the understanding of these changes.

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with clients—exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	1Q19 Post Adjustments	1Q19	1Q18	4Q18
Net income	242.6	251.1	72.9	495.6
(+) Income and social contribution taxes	168.2	172.6	29.5	314.5
(+) Financial result	(0.8)	(21.3)	107.0	(116.7)
(+) Depreciation and amortization	288.8	211.9	194.2	210.2
EBITDA	698.7	614.3	403.6	903.6
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	83.6	83.6	104.5	89.4
Adjusted EBITDA	782.3	697.9	508.1	993.0

Ultrapar

Values in R$ million	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Net sales and service	20,739	20,751	23,467	0%		(12%)
Net earnings[1]	251	73	496	245%		(49%)
Net earnings Post-adjustments	243
Earnings per share attributable to Ultrapar shareholders[2] (R$)	0.22	0.07	0.47	214%		(53%)
Adjusted EBITDA	698	508	993	37%		(30%)
Adjusted EBITDA ex-non-recurring[3]	698	794	807	(12%	)	(14%)
Adjusted EBITDA Post adjustments	782
Investments	268	604	548	(56%	)	(51%)

¹	Under IFRS, consolidated net earnings includes net earnings attributable to the stake of non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock. This amount considers the stock split that occurred in April.
[3]

Figures exclude the R$ 286 million break-up fee following the rejection of the Liquigás acquisition in the 1Q18 and the effect of the credits arising from the exclusion of ICMS from the PIS/COFINS basis in the amount of R$ 186 million in the 4Q18

Net revenues – Total of R$ 20,739 million (0%), flat compared with 1Q18. In relation to 4Q18, net revenues were down 12% due to lower revenues at Ipiranga, Oxiteno and Ultragaz.

Adjusted EBITDA – Total of R$ 698 million (+37%) due to the break-up fee following the rejection of the Liquigás acquisition in 1Q18. Excluding the fee, the Adjusted EBITDA would have been 12% down year-over-year, reflecting reduced EBITDA at Ipiranga, Oxiteno, Ultragaz and Extrafarma. The Adjusted EBITDA was down 30% compared with 4Q18, due to lower EBITDA at Ipiranga, Oxiteno, Ultragaz and Extrafarma, combined with the seasonality between periods. Considering the IFRS 16 Adjustments the Adjusted EBITDA Post adjustments was R$ 782 million.

Depreciation and amortization4 – Total R$ 296 million (-1%) due to the reduction in amortization of contractual assets with clients at Ipiranga, attenuated by depreciation of the investments made in the past 12 months. Compared with 4Q18, total costs and expenses with depreciation and amortization fell by 1%.

Financial results – Ultrapar ended 1Q19 with net debt of R$ 8.7 billion (2.65x EBITDA LTM Adjusted) compared with R$ 8.2 billion at December 31, 2018 (2.68x EBITDA Adjusted LTM), mainly due to the payment of dividends in the period. Ultrapar reported net financial income of R$ 21 million in 1Q19 compared with a net financial expense of R$ 107 million in 1Q18, due to (i) the result of the currency hedges and its mark to market in the period and (ii) improvement in the profitability of the cash invested, combined with a reduction in the cost of debt. On a quarter-over-quarter basis, net financial revenue reduced R$ 95 million, largely due to the appropriation of interest on tax credits arising from the exclusion of ICMS sales tax from the PIS/COFINS tax calculation base in 4Q18.

Net earnings – Total of R$ 251 million (+245%), largely due to the fee mentioned earlier which impacted 1Q18 results and better financial results. In relation to 4Q18, net earnings were down 49%, due to a reduction in EBITDA and in the financial results for the period. Considering the IFRS 16 adjustments, the net earnings Post adjustments of Ultrapar was R$ 243 million.

Cash flow from operational activities – Generation of R$ 462 million in 1Q19, compared to R$ 113 million consumed in 1Q18, due to the payment of the break-up fee following the rejection of the Liquigás acquisition in 1Q18, and initiatives for optimizing working capital in 1Q19.

[4]	Includes amortization of contractual assets with customers– exclusive rights

Ipiranga

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Total volume (000 m³)	5,587	5,461	6,160	2%		(9%	)
Diesel	2,674	2,626	2,971	2%		(10%	)
Gasoline, ethanol and NGV (Otto cycle)	2,810	2,723	3,087	3%		(9%	)
Others[1]	102	112	101	(9%	)	1%
Adjusted EBITDA (R$ million)	538	585	569	(8%	)	(5%	)
Adjusted EBITDA Post Adjustments (R$ million)	594

[1]	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Otto cycle volume rose 3% compared with 1Q18, with a greater share of ethanol in the sales mix, while diesel volumes grew 2%. In relation to 4Q18, volumes fell 9%, a reduction of 10% in diesel and 9% in Otto cycle, largely explained by seasonal differences between the periods.

Net revenues – Total of R$ 17,428 million (-1%), mainly due to a reduction in the unit prices of ethanol, compensating the higher prices in oil-related fuels. This effect was attenuated by greater sales volume. In relation to 4Q18, net revenues declined 12% due to seasonally lower sales volume and fuel cost variations.

Cost of goods sold – Total of R$ 16,566 million (0%), mainly due to the reduction in the unit costs of ethanol, combined with the greater participation of the product in the sales mix, neutralized by the greater sales volume in the period. In relation to 4Q18, the cost of goods sold declined 13% due to lower sales volume as well as the negative effect on inventory in 4Q18, in turn reflecting variations in fuel costs during the period.

Sales, general and administrative expenses (SG&A) – Total of R$ 505 million (-8%), due to lower expenses at ICONIC, as it included expenses with the integration of the businesses in 1Q18, and the initiatives to reduce expenses at Ipiranga, such as lower expenditures with marketing programs, in addition to a decline in provisions for losses on doubtful accounts, in line with the improvement in credit ratios in the client portfolio. In relation to 4Q18, sales, general and administrative expenses decreased 2% due to lower expenses with freight, reflecting seasonal lower volumes and the initiatives to diminish expenses.

Adjusted EBITDA – Total of R$ 538 million (-8%), mainly influenced by a reduction in gross margin in the Otto cycle segment, partially attenuated by higher sales volume and the reduction in expenses during the period. In relation to 4Q18, Adjusted EBITDA declined 5%, due to seasonally lower volumes and the concentration of revenue from merchandising, typical of the fourth quarter. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Ipiranga Adjusted EBITDA Post adjustments was R$ 594 million.

Investments – Ipiranga invested R$ 123 million, allocated mainly to maintenance and expansion of the service station and franchise networks, and the expansion of the logistic structure of Ipiranga. Out of the total investments, R$ 61 million was allocated to plant, property and equipment and to intangible assets, R$ 64 million to contractual assets with clients (exclusive rights) and a negative R$ 1 million in drawdowns on financing to clients and rental advances, net of repayments. Ipiranga ended 1Q19 with 7,218 service stations (+2%), a net addition of 138 service stations over the last 12 months and flat in relation to 4Q18.

Oxiteno

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Average exchange rate (R$/US$)	3.77	3.24	3.81	16%		(1%	)
Total volume (000 tons)	180	180	190	0%		(5%	)
Specialty Chemicals	148	152	148	(2%	)	0%
Commodities	32	28	42	12%		(24%	)
Sales in Brazil	124	126	141	(2%	)	(12%	)
Sales outside Brazil	56	54	49	4%		15%
EBITDA (R$ million)	34	51	280¹	(33%	)	(88%	)
EBITDA Post Adjustments (R$ million)	39

[1]	In 4Q18, figures do not exclude the effect of the credits arising from the exclusion of ICMS from the PIS/COFINS basis in the amount of R$ 186 million. Excluding this effect, EBITDA was R$ 94 million.

Operational performance – Sales volume of commodities increased 12% year-over-year, reflecting new sales opportunities. Conversely, volumes of specialty chemicals declined by 2% with the domestic market reporting a decrease of 6%, mainly reflecting the deceleration in the Brazilian economy. In the international market, volumes of specialty chemicals reported an increase of 4%, due to higher volumes sold in the United States following the start-up of the Pasadena plant, despite the decline in sales to the Mercosur countries, specially Argentina. When compared to 4Q18, total sales volume was down 5%, with a 24% reduction in commodity volumes, while specialty chemicals volume was unchanged.

Net revenues – Total of R$ 1,056 million (+6%), mainly due to a 16% devaluation in the Real against the US Dollar (equivalent to R$ 0.53/US$), attenuated by a 9% reduction in average US Dollar prices on products sold, as a result of the decline in commodity prices in the international market, as well as the greater share of commodities in the overall sales mix. In relation to 4Q18, net revenues declined by 12%, due to (i) lower sales volume, (ii) the appreciation of 1% in the Real against the US Dollar, and (iii) the decrease in commodities prices in the international market.

Cost of goods sold – Total of R$ 899 million (+9%), a reflection of the 16% devaluation in the Real in relation to the US Dollar and the start-up in the new Pasadena unit in September/18. However, these effects were mitigated by the reduction in the costs of Oxiteno’s main raw materials, particularly ethylene and palm kernel oil. Compared with 4Q18, the cost of goods sold fell by 8%, reflecting (i) lower sales volume, (ii) the 1% appreciation in the Real in relation to the US Dollar, and (iii) the decline in the cost of raw materials mentioned above.

Sales, general and administrative expenses (SG&A) – Total of R$ 175 million (+5%), due to higher payroll expenses and the 16% devaluation in the Real against the US Dollar relative to expenses with the international operations. In relation to 4Q18, sales, general and administrative expenses fell by 11%.

EBITDA – Oxiteno’s EBITDA totaled R$ 34 million (-33%), a function of (i) lower level of unit margins in US Dollars in the period, due to the decline in petrochemical commodity prices in the international market, (ii) the higher volume of commodities in the sales mix, and (iii) the higher costs with the new plant in the USA, partially offset by the devaluation in the Real against the US Dollar. The decline in relation to 4Q18 was due to lower sales volume in the period and a reduction in the level of unit margins in US Dollars, reflecting the decline in petrochemical commodity prices in the international market. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Oxiteno EBITDA Post adjustments was R$ 39 million.

Investments – Investments in the period were R$ 60 million, allocated mainly to investments in the new specialty chemicals plant in the United States and maintenance at the Company’s other industrial units.

Ultragaz

	1Q19	1Q18		4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Total volume (000 tons)	395	410		421	(4%	)	(6%	)
Bottled	270	281		297	(4%	)	(9%	)
Bulk	126	129		124	(3%	)	1%
EBITDA (R$ million)	97	(170	)¹	121	na		(20%	)
EBITDA Post Adjustments (R$ million)	108

[1]	In the 1Q18, figures exclude the R$ 286 million break-up fee following the rejection of the Liquigás acquisition. Excluding this effect, EBITDA was R$ 116 million.

Operational performance – In the bottled segment, volume declined 4% compared with the same period in 2018, due to weaker demand and the temporary interruption in the supply of LPG at some refineries, momentarily impacting the delivery of the product. The bulk segment recorded a 3% decline in volume, mainly due to reduced industrial activity. In relation to 4Q18, sales volume was 6% lower, reflecting the seasonality between periods and the momentarily impact on the supply of LPG already mentioned in the bottled segment.

Net revenues – Total of R$ 1,640 million (+1%), due to readjustments in LPG costs, in part offset by lower sales volume. In relation to 4Q18, net revenues fell 8%, mainly due to lower sales volume in the period.

Cost of goods sold – Total of R$ 1,432 million (0%), mainly due to the readjustment of costs of LPG in 2018, neutralized by a reduction in sales volume and by lower depreciation costs. Compared with 4Q18, the cost of goods sold was down 8%, largely reflecting seasonally lower sales volume.

Sales, general and administrative expenses (SG&A) – Total of R$ 165 million (+25%), due to (i) higher expenses with provisions for losses on doubtful accounts, (ii) an increase in payroll expenses (mainly indemnifications, due to structure reorganization), and (iii) higher expenses with legal actions in the quarter. In relation to 4Q18, sales, general and administrative expenses remained flat, due to lower fees with legal advisory and a reduction in expenses with strategic consultancy, neutralized by higher expenses with legal actions in the quarter and by an increase in provisions for losses on doubtful accounts.

EBITDA – Total of R$ 97 million (compared with R$ 170 million negative in 1Q18), mainly a reflection of the break-up fee in 1Q18 due to the rejection of the Liquigás acquisition. Excluding the fee, Ultragaz EBITDA decreased 17% over 1Q18, due to lower sales volume and higher expenses during the quarter. In relation to 4Q18, Ultragaz registered a 20% reduction in EBITDA, principally due to lower sales volume. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, Ultragaz EBITDA Post adjustments was R$ 108 million.

Investments – Ultragaz invested R$ 29 million, allocated to clients in the bulk segment, to replacement and acquisition of gas bottles and to IT, with a focus on the strategy of differentiation and innovation.

Ultracargo

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18	Δ (%) 1Q19 v 4Q18
Effective storage[1] (000 m³)	758	722	756	5%	0%
EBITDA (R$ million)	52	41	40	27%	32%
EBITDA Post Adjustments (R$ million)	59

[1]	Monthly average

Operational performance – Ultracargo’s average storage rose 5% in relation to 1Q18, due to greater movement in Santos, as well as an increase in ethanol handling at the terminals, compensated by lower fuel handling activities. In relation to 4Q18, the average storage at the terminals remained stable, with an increase in fuel movement in Aratu and Santos, and chemicals in Suape, both neutralized by reduced ethanol handling in Santos.

Net revenues – Total of R$ 127 million in 1Q19 (+9%), driven by the higher average storage and contractual price adjustments. Compared with 4Q18, net revenues were flat and in line with the average storage.

Cost of services provided – Total of R$ 59 million (0%), due to higher expenditures related to greater effective storage at the terminals (mainly port tariffs and third-party services) neutralized by a non-recurring retroactive payment of a municipal property tax (IPTU) in 1Q18. In relation to 4Q18, the cost of services rendered fell 7%, principally due to lower expenditures with third-party services and payroll.

Sales, general and administrative expenses (SG&A) – Total of R$ 29 million (+3%), due to higher payroll expenses, partially compensated by lower expenses with consultancies. In relation to 4Q18, sales, general and administrative expenses were down 13%, mainly due to lower legal advisory and payroll expenses.

EBITDA – Total of R$ 52 million (+27%) due to higher average storage and contractual readjustments. In relation to 4Q18, EBITDA increased by 32%, due to lower costs and expenses. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Ultracargo EBITDA Post adjustments was R$ 59 million.

Investments – Ultracargo invested R$ 37 million in the period dedicated to expansion of the Itaqui and Santos terminals and maintenance and modernization of the terminals and in operational safety.

Conduct Adjustment Commitment (“TAC”) – On May 15, 2019, Ultracargo signed a TAC with the Brazilian Federal Prosecution Service and the Prosecution Service of the state of São Paulo for the implementation of actions to compensate for the impacts caused to the estuary in the municipality of Santos due to the fire occurred at the Ultracargo terminal in April 2015. The total amount of the agreement is R$ 67.5 million, approximately, to be fully disbursed up to September 2020. On March 31,2019 the Company had a provision of R$ 15 million related to such matter and will complement it with the remaining amount in 2Q19.

Extrafarma

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18	Δ (%) 1Q19 v 4Q18
Drugstores (end of the period)	440	401	433	10%	2%
% of mature stores (+ 3 years)	46%	46%	45%	0.0 p.p.	0.9 p.p.
Gross Revenues (R$ million)	546	542	526	1%	4%
EBITDA (R$ million)	(21)	0	(15)	na	(37%)
EBITDA Post Adjustments (R$ million)	1

Operational performance – Extrafarma ended 1Q19 with 440 stores, 65 openings and 26 closures over the past 12 months, equivalent to an increase of 10% of its network. At the end of 1Q19, still maturing stores (up to three years of operations) accounted for 54% of the network, reflecting the rate of expansion over the past few years. In relation to 4Q18, Extrafarma opened 9 new stores, closing 2.

Gross revenues – Total of R$ 546 million (+1%), due to 3% growth in retail sales, in turn reflecting the larger number of stores and the annual readjustment in medicine prices. These effects were offset by a more competitive environment and by the higher churn of underperforming stores in the period. In relation to 4Q18, gross revenues rose by 4%, reflecting greater store numbers and the recovery of the wholesale segment.

Cost of goods sold and gross profit – Cost of goods sold totaled R$ 375 million (+5%) due to an improvement in sales and the annual readjustments in medicine prices. Gross profit reached R$ 141 million (-8%) due to a more competitive environment and to the network expansion into new states pressuring the sales margins in the quarter. In relation to 4Q18, the cost of goods sold increased by 8%, while gross profit decreased 6% due to a more competitive market, partially offset by greater revenues.

Sales, general and administrative expenses (SG&A) – Total of R$ 189 million (+11%), reflecting higher number of stores. Excluding the effect of new stores, SG&A expenses remained unchanged year-over-year mainly due to initiatives introduced for improving productivity, notably involving payroll and logistics expenses. In relation to 4Q18, SG&A increased by 2% due to the higher average number of stores and the Extrafarma annual sales convention held in the period, partially attenuated by lower expenditures with payroll.

Other operating income – Total of R$ 9 million in 1Q19, due to tax credits from previous fiscal years and following a final ruling excluding ICMS sales tax from the PIS/COFINS calculation base.

EBITDA – Total of R$ 21 million negative compared to close to zero in 1Q18, a reflection of (i) more competitive environment and the effect of new and still maturing stores attenuated by tax credits in 1Q19. In relation to 4Q18, EBITDA fell by R$ 6 million, due to the greater competition environment and investments write off due to the closure of underperforming stores, attenuated by tax credits in 1Q19. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Extrafarma EBITDA Post adjustments was R$ 1 million.

Investments – In 1Q19, Extrafarma invested R$ 16 million dedicated to opening new drugstores and for IT, to improve the shopping experience and operational excellence.

8

São Paulo May 15, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP), a Company engaged in retail and specialized distribution (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2019.

Net Revenues	Adjusted EBITDA	Net earnings
R$21 billion	R$782 million	R$243 million
0% YoY -12% QoQ	37% YoY[1] -30% QoQ[1]	245% YoY[1] -49% QoQ[1]
Investments	Operating Cash Flow	Market cap.[1]
R$268 million	R$462 million	R$26 billion

¹	The variations above does not consider the IFRS adjustments, as detailed in the section “Summary of changes resulting from the application of IFRS 16 and Corporate”

Highlights

•	Ipiranga and Ultracargo win bids to invest and operate in port areas in the states of ES, PB and PA

•	Ultrapar realizes a 1 for 2 stock split of its shares

Conference Call 1Q19

Ultrapar will be holding a conference call for analysts and investors on May 16, 2019 to comment on the Company’s performance in the first quarter of 2019 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the conference call. A WEBCAST live will be available via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

Portuguese: 11 a.m. (Brasília time) / 10 a.m. (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

English: 12:30 p.m. (Brasília time) / 11:30 a.m. (US EST)

International Participants: +1 (844) 802-0962

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10130737

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo, Extrafarma and Corporate (a new segment explained below) is reported without the elimination of inter-segment transactions. Hence, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

As from 2019, two changes have been introduced in the presentation of Ultrapar’s financial information: (i) we have adopted the IFRS 16 published by IASB – International Accounting Standards Board prospectively; and (ii) we have separated certain corporate expenses, previously distributed among Ultrapar’s businesses, to a new managerial segment known as “Corporate”. In order to retain comparability between 1Q18 and 4Q18, discussion of results is shown without adjustments related to IFRS 16 and the Corporate and references to “1Q19” adopt the same criterion. Any mention of information incorporating these changes will be identified as “1Q19 Post-adjustments”. The section “Summary of changes due to IFRS 16 and Corporate” show the main effects of the adjustments for this quarter in order to improve the understanding of these changes.

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with clients—exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	1Q19 Post Adjustments	1Q19	1Q18	4Q18
Net income	242.6	251.1	72.9	495.6
(+) Income and social contribution taxes	168.2	172.6	29.5	314.5
(+) Financial result	(0.8)	(21.3)	107.0	(116.7)
(+) Depreciation and amortization	288.8	211.9	194.2	210.2
EBITDA	698.7	614.3	403.6	903.6
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	83.6	83.6	104.5	89.4
Adjusted EBITDA	782.3	697.9	508.1	993.0

2

Summary of the changes due to IFRS 16 and Corporate

The table below shows the main effects arising from the adoption of IFRS 16 and the creation of the Corporate segment, resulting in the following changes:

•

Leasing – IFRS 16: requires that lessors of goods book an amount to the liabilities of their balance sheets reflecting future payments on leasing agreements discounted to present value together with an amount in the assets with respect to right of use of the goods under these agreements—except for certain short-term leases and agreements covering assets of low value. Consequently, the income statements are also impacted by these changes since the same leasing operations cease to be considered as an operational expense, becoming subject to amortization, while future leasing payments include restatement for interest, thus affecting the financial result.

•

Corporate: constitutes the expenses relating to the main governance organs of Ultrapar, including the Board of Directors, Executive Officers, Fiscal Council, the advisory committees to the Board of Directors and the corporate structures of Human Capital and Risks, Auditing and Compliance, which have been separated from the business segments for greater transparency with respect to expenses as well as better comparability among peer companies.

The complete tables can be found on pages 12 to 19 of this document. Additional information is contained in explanatory note 2.y of the financial statements of March 31, 2019, available on Ultrapar’s website (ri.ultra.com.br).

Adjusted EBITDA (R$ million)	Ultrapar	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Corporate
1T19	697.9	538.4	34.1	97.0	52.2	(21.2)	—
IFRS 16	84.4	45.2	2.4	9.0	6.4	21.4	—
Corporate	—	10.3	2.0	2.2	0.7	0.3	(15.5)
1T19 Post Adjustments	782.3	593.9	38.6	108.2	59.2	0.6	(15.5)

ULTRAPAR (R$ million)	Adjusted EBITDA	Financial result	Income and social contribution taxes	Net income	Assets	Liabilities	Stockholders’ equity
1T19	697.9	21.3	(172.6)	251.1	29,618.6	19,680.1	9,938.5
IFRS 16	84.4	(20.5)	4.4	(8.5)	1,568.2	1,576.8	(8.5)
Corporate	—	—	—	—	—	—	—
1T19 Post Adjustments	782.3	0.8	(168.2)	242.6	31,186.9	21,256.9	9,929.9

3

Ipiranga

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Total volume (000 m³)	5,587	5,461	6,160	2%		(9%	)
Diesel	2,674	2,626	2,971	2%		(10%	)
Gasoline, ethanol and NGV (Otto cycle)	2,810	2,723	3,087	3%		(9%	)
Others[1]	102	112	101	(9%	)	1%
Adjusted EBITDA (R$ million)	538	585	569	(8%	)	(5%	)
Adjusted EBITDA Post Adjustments (R$ million)	594

[1]	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Otto cycle volume rose 3% compared with 1Q18, with a greater share of ethanol in the sales mix, while diesel volumes grew 2%. In relation to 4Q18, volumes fell 9%, a reduction of 10% in diesel and 9% in Otto cycle, largely explained by seasonal differences between the periods.

Net revenues – Total of R$ 17,428 million (-1%), mainly due to a reduction in the unit prices of ethanol, compensating the higher prices in oil-related fuels. This effect was attenuated by greater sales volume. In relation to 4Q18, net revenues declined 12% due to seasonally lower sales volume and fuel cost variations.

Cost of goods sold – Total of R$ 16,566 million (0%), mainly due to the reduction in the unit costs of ethanol, combined with the greater participation of the product in the sales mix, neutralized by the greater sales volume in the period. In relation to 4Q18, the cost of goods sold declined 13% due to lower sales volume as well as the negative effect on inventory in 4Q18, in turn reflecting variations in fuel costs during the period.

Sales, general and administrative expenses (SG&A) – Total of R$ 505 million (-8%), due to lower expenses at ICONIC, as it included expenses with the integration of the businesses in 1Q18, and the initiatives to reduce expenses at Ipiranga, such as lower expenditures with marketing programs, in addition to a decline in provisions for losses on doubtful accounts, in line with the improvement in credit ratios in the client portfolio. In relation to 4Q18, sales, general and administrative expenses decreased 2% due to lower expenses with freight, reflecting seasonal lower volumes and the initiatives to diminish expenses.

Adjusted EBITDA – Total of R$ 538 million (-8%), mainly influenced by a reduction in gross margin in the Otto cycle segment, partially attenuated by higher sales volume and the reduction in expenses during the period. In relation to 4Q18, Adjusted EBITDA declined 5%, due to seasonally lower volumes and the concentration of revenue from merchandising, typical of the fourth quarter. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Ipiranga Adjusted EBITDA Post adjustments was R$ 594 million.

Investments – Ipiranga invested R$ 123 million, allocated mainly to maintenance and expansion of the service station and franchise networks, and the expansion of the logistic structure of Ipiranga. Out of the total investments, R$ 61 million was allocated to plant, property and equipment and to intangible assets, R$ 64 million to contractual assets with clients (exclusive rights) and a negative R$ 1 million in drawdowns on financing to clients and rental advances, net of repayments. Ipiranga ended 1Q19 with 7,218 service stations (+2%), a net addition of 138 service stations over the last 12 months and flat in relation to 4Q18.

4

Oxiteno

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Average exchange rate (R$/US$)	3.77	3.24	3.81	16%		(1%	)
Total volume (000 tons)	180	180	190	0%		(5%	)
Specialty Chemicals	148	152	148	(2%	)	0%
Commodities	32	28	42	12%		(24%	)
Sales in Brazil	124	126	141	(2%	)	(12%	)
Sales outside Brazil	56	54	49	4%		15%
EBITDA (R$ million)	34	51	280¹	(33%	)	(88%	)
EBITDA Post Adjustments (R$ million)	39

[1]	In 4Q18, figures do not exclude the effect of the credits arising from the exclusion of ICMS from the PIS/COFINS basis in the amount of R$ 186 million. Excluding this effect, EBITDA was R$ 94 million.

Operational performance – Sales volume of commodities increased 12% year-over-year, reflecting new sales opportunities. Conversely, volumes of specialty chemicals declined by 2% with the domestic market reporting a decrease of 6%, mainly reflecting the deceleration in the Brazilian economy. In the international market, volumes of specialty chemicals reported an increase of 4%, due to higher volumes sold in the United States following the start-up of the Pasadena plant, despite the decline in sales to the Mercosur countries, specially Argentina. When compared to 4Q18, total sales volume was down 5%, with a 24% reduction in commodity volumes, while specialty chemicals volume was unchanged.

Net revenues – Total of R$ 1,056 million (+6%), mainly due to a 16% devaluation in the Real against the US Dollar (equivalent to R$ 0.53/US$), attenuated by a 9% reduction in average US Dollar prices on products sold, as a result of the decline in commodity prices in the international market, as well as the greater share of commodities in the overall sales mix. In relation to 4Q18, net revenues declined by 12%, due to (i) lower sales volume, (ii) the appreciation of 1% in the Real against the US Dollar, and (iii) the decrease in commodities prices in the international market.

Cost of goods sold – Total of R$ 899 million (+9%), a reflection of the 16% devaluation in the Real in relation to the US Dollar and the start-up in the new Pasadena unit in September/18. However, these effects were mitigated by the reduction in the costs of Oxiteno’s main raw materials, particularly ethylene and palm kernel oil. Compared with 4Q18, the cost of goods sold fell by 8%, reflecting (i) lower sales volume, (ii) the 1% appreciation in the Real in relation to the US Dollar, and (iii) the decline in the cost of raw materials mentioned above.

Sales, general and administrative expenses (SG&A) – Total of R$ 175 million (+5%), due to higher payroll expenses and the 16% devaluation in the Real against the US Dollar relative to expenses with the international operations. In relation to 4Q18, sales, general and administrative expenses fell by 11%.

EBITDA – Oxiteno’s EBITDA totaled R$ 34 million (-33%), a function of (i) lower level of unit margins in US Dollars in the period, due to the decline in petrochemical commodity prices in the international market, (ii) the higher volume of commodities in the sales mix, and (iii) the higher costs with the new plant in the USA, partially offset by the devaluation in the Real against the US Dollar. The decline in relation to 4Q18 was due to lower sales volume in the period and a reduction in the level of unit margins in US Dollars, reflecting the decline in petrochemical commodity prices in the international market. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Oxiteno EBITDA Post adjustments was R$ 39 million.

Investments – Investments in the period were R$ 60 million, allocated mainly to investments in the new specialty chemicals plant in the United States and maintenance at the Company’s other industrial units.

5

Ultragaz

	1Q19	1Q18		4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Total volume (000 tons)	395	410		421	(4%	)	(6%	)
Bottled	270	281		297	(4%	)	(9%	)
Bulk	126	129		124	(3%	)	1%
EBITDA (R$ million)	97	(170	)¹	121	na		(20%	)
EBITDA Post Adjustments (R$ million)	108

[1]	In the 1Q18, figures exclude the R$ 286 million break-up fee following the rejection of the Liquigás acquisition. Excluding this effect, EBITDA was R$ 116 million.

Operational performance – In the bottled segment, volume declined 4% compared with the same period in 2018, due to weaker demand and the temporary interruption in the supply of LPG at some refineries, momentarily impacting the delivery of the product. The bulk segment recorded a 3% decline in volume, mainly due to reduced industrial activity. In relation to 4Q18, sales volume was 6% lower, reflecting the seasonality between periods and the momentarily impact on the supply of LPG already mentioned in the bottled segment.

Net revenues – Total of R$ 1,640 million (+1%), due to readjustments in LPG costs, in part offset by lower sales volume. In relation to 4Q18, net revenues fell 8%, mainly due to lower sales volume in the period.

Cost of goods sold – Total of R$ 1,432 million (0%), mainly due to the readjustment of costs of LPG in 2018, neutralized by a reduction in sales volume and by lower depreciation costs. Compared with 4Q18, the cost of goods sold was down 8%, largely reflecting seasonally lower sales volume.

Sales, general and administrative expenses (SG&A) – Total of R$ 165 million (+25%), due to (i) higher expenses with provisions for losses on doubtful accounts, (ii) an increase in payroll expenses (mainly indemnifications, due to structure reorganization), and (iii) higher expenses with legal actions in the quarter. In relation to 4Q18, sales, general and administrative expenses remained flat, due to lower fees with legal advisory and a reduction in expenses with strategic consultancy, neutralized by higher expenses with legal actions in the quarter and by an increase in provisions for losses on doubtful accounts.

EBITDA – Total of R$ 97 million (compared with R$ 170 million negative in 1Q18), mainly a reflection of the break-up fee in 1Q18 due to the rejection of the Liquigás acquisition. Excluding the fee, Ultragaz EBITDA decreased 17% over 1Q18, due to lower sales volume and higher expenses during the quarter. In relation to 4Q18, Ultragaz registered a 20% reduction in EBITDA, principally due to lower sales volume. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, Ultragaz EBITDA Post adjustments was R$ 108 million.

Investments – Ultragaz invested R$ 29 million, allocated to clients in the bulk segment, to replacement and acquisition of gas bottles and to IT, with a focus on the strategy of differentiation and innovation.

6

Ultracargo

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18	Δ (%) 1Q19 v 4Q18
Effective storage[1] (000 m³)	758	722	756	5%	0%
EBITDA (R$ million)	52	41	40	27%	32%
EBITDA Post Adjustments (R$ million)	59

[1]	Monthly average

Operational performance – Ultracargo’s average storage rose 5% in relation to 1Q18, due to greater movement in Santos, as well as an increase in ethanol handling at the terminals, compensated by lower fuel handling activities. In relation to 4Q18, the average storage at the terminals remained stable, with an increase in fuel movement in Aratu and Santos, and chemicals in Suape, both neutralized by reduced ethanol handling in Santos.

Net revenues – Total of R$ 127 million in 1Q19 (+9%), driven by the higher average storage and contractual price adjustments. Compared with 4Q18, net revenues were flat and in line with the average storage.

Cost of services provided – Total of R$ 59 million (0%), due to higher expenditures related to greater effective storage at the terminals (mainly port tariffs and third-party services) neutralized by a non-recurring retroactive payment of a municipal property tax (IPTU) in 1Q18. In relation to 4Q18, the cost of services rendered fell 7%, principally due to lower expenditures with third-party services and payroll.

Sales, general and administrative expenses (SG&A) – Total of R$ 29 million (+3%), due to higher payroll expenses, partially compensated by lower expenses with consultancies. In relation to 4Q18, sales, general and administrative expenses were down 13%, mainly due to lower legal advisory and payroll expenses.

EBITDA – Total of R$ 52 million (+27%) due to higher average storage and contractual readjustments. In relation to 4Q18, EBITDA increased by 32%, due to lower costs and expenses. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Ultracargo EBITDA Post adjustments was R$ 59 million.

Investments – Ultracargo invested R$ 37 million in the period dedicated to expansion of the Itaqui and Santos terminals and maintenance and modernization of the terminals and in operational safety.

Conduct Adjustment Commitment (“TAC”) – On May 15, 2019, Ultracargo signed a TAC with the Brazilian Federal Prosecution Service and the Prosecution Service of the state of São Paulo for the implementation of actions to compensate for the impacts caused to the estuary in the municipality of Santos due to the fire occurred at the Ultracargo terminal in April 2015. The total amount of the agreement is R$ 67.5 million, approximately, to be fully disbursed up to September 2020. On March 31,2019 the Company had a provision of R$ 15 million related to such matter and will complement it with the remaining amount in 2Q19.

7

Extrafarma

	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18	Δ (%) 1Q19 v 4Q18
Drugstores (end of the period)	440	401	433	10%	2%
% of mature stores (+ 3 years)	46%	46%	45%	0.0 p.p.	0.9 p.p.
Gross Revenues (R$ million)	546	542	526	1%	4%
EBITDA (R$ million)	(21)	0	(15)	na	(37%)
EBITDA Post Adjustments (R$ million)	1

Operational performance – Extrafarma ended 1Q19 with 440 stores, 65 openings and 26 closures over the past 12 months, equivalent to an increase of 10% of its network. At the end of 1Q19, still maturing stores (up to three years of operations) accounted for 54% of the network, reflecting the rate of expansion over the past few years. In relation to 4Q18, Extrafarma opened 9 new stores, closing 2.

Gross revenues – Total of R$ 546 million (+1%), due to 3% growth in retail sales, in turn reflecting the larger number of stores and the annual readjustment in medicine prices. These effects were offset by a more competitive environment and by the higher churn of underperforming stores in the period. In relation to 4Q18, gross revenues rose by 4%, reflecting greater store numbers and the recovery of the wholesale segment.

Cost of goods sold and gross profit – Cost of goods sold totaled R$ 375 million (+5%) due to an improvement in sales and the annual readjustments in medicine prices. Gross profit reached R$ 141 million (-8%) due to a more competitive environment and to the network expansion into new states, pressuring the sales margins in the quarter. In relation to 4Q18, the cost of goods sold increased by 8%, while gross profit decreased 6% due to a more competitive market, partially offset by greater revenues.

Sales, general and administrative expenses (SG&A) – Total of R$ 189 million (+11%), reflecting higher number of stores. Excluding the effect of new stores, SG&A expenses remained unchanged year-over-year mainly due to initiatives introduced for improving productivity, notably involving payroll and logistics expenses. In relation to 4Q18, SG&A increased by 2% due to the higher average number of stores and the Extrafarma annual sales convention held in the period, partially attenuated by lower expenditures with payroll.

Other operating income – Total of R$ 9 million in 1Q19, due to tax credits from previous fiscal years and following a final ruling excluding ICMS sales tax from the PIS/COFINS calculation base.

EBITDA – Total of R$ 21 million negative compared to close to zero in 1Q18, a reflection of (i) more competitive environment and the effect of new and still maturing stores attenuated by tax credits in 1Q19. In relation to 4Q18, EBITDA fell by R$ 6 million, due to the greater competition environment and investments write off due to the closure of underperforming stores, attenuated by tax credits in 1Q19. Considering the IFRS 16 adjustments and the separation of the corporate expenses mentioned, the Extrafarma EBITDA Post adjustments was R$ 1 million.

Investments – In 1Q19, Extrafarma invested R$ 16 million dedicated to opening new drugstores and for IT, to improve the shopping experience and operational excellence.

8

Ultrapar

Values in R$ million	1Q19	1Q18	4Q18	Δ (%) 1Q19 v 1Q18		Δ (%) 1Q19 v 4Q18
Net sales and service	20,739	20,751	23,467	0%		(12%	)
Net earnings[1]	251	73	496	245%		(49%	)
Net earnings Post-adjustments	243
Earnings per share attributable to Ultrapar shareholders[2] (R$)	0.22	0.07	0.47	214%		(53%	)
Adjusted EBITDA	698	508	993	37%		(30%	)
Adjusted EBITDA ex-non-recurring[3]	698	794	807	(12%	)	(14%	)
Adjusted EBITDA Post adjustments	782
Investments	268	604	548	(56%	)	(51%	)

¹	Under IFRS, consolidated net earnings includes net earnings attributable to the stake of non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock. This amount considers the stock split that occurred in April.
[3]

Figures exclude the R$ 286 million break-up fee following the rejection of the Liquigás acquisition in the 1Q18 and the effect of the credits arising from the exclusion of ICMS from the PIS/COFINS basis in the amount of R$ 186 million in the 4Q18

Net revenues – Total of R$ 20,739 million (0%), flat compared with 1Q18. In relation to 4Q18, net revenues were down 12% due to lower revenues at Ipiranga, Oxiteno and Ultragaz.

Adjusted EBITDA – Total of R$ 698 million (+37%) due to the break-up fee following the rejection of the Liquigás acquisition in 1Q18. Excluding the fee, the Adjusted EBITDA would have been 12% down year-over-year, reflecting reduced EBITDA at Ipiranga, Oxiteno, Ultragaz and Extrafarma. The Adjusted EBITDA was down 30% compared with 4Q18, due to lower EBITDA at Ipiranga, Oxiteno, Ultragaz and Extrafarma, combined with the seasonality between periods. Considering the IFRS 16 Adjustments the Adjusted EBITDA Post adjustments was R$ 782 million.

Depreciation and amortization4 – Total R$ 296 million (-1%) due to the reduction in amortization of contractual assets with clients at Ipiranga, attenuated by depreciation of the investments made in the past 12 months. Compared with 4Q18, total costs and expenses with depreciation and amortization fell by 1%.

Financial results – Ultrapar ended 1Q19 with net debt of R$ 8.7 billion (2.65x EBITDA LTM Adjusted) compared with R$ 8.2 billion at December 31, 2018 (2.68x EBITDA Adjusted LTM), mainly due to the payment of dividends in the period. Ultrapar reported net financial income of R$ 21 million in 1Q19 compared with a net financial expense of R$ 107 million in 1Q18, due to (i) the result of the currency hedges and its mark to market in the period and (ii) improvement in the profitability of the cash invested, combined with a reduction in the cost of debt. On a quarter-over-quarter basis, net financial revenue reduced R$ 95 million, largely due to the appropriation of interest on tax credits arising from the exclusion of ICMS sales tax from the PIS/COFINS tax calculation base in 4Q18.

Net earnings – Total of R$ 251 million (+245%), largely due to the fee mentioned earlier which impacted 1Q18 results and better financial results. In relation to 4Q18, net earnings were down 49%, due to a reduction in EBITDA and in the financial results for the period. Considering the IFRS 16 adjustments, the net earnings Post adjustments of Ultrapar was R$ 243 million.

Cash flow from operational activities – Generation of R$ 462 million in 1Q19, compared to R$ 113 million consumed in 1Q18, due to the payment of the break-up fee following the rejection of the Liquigás acquisition in 1Q18, and initiatives for optimizing working capital in 1Q19.

[4]	Includes amortization of contractual assets with customers– exclusive rights

9

Capital markets

Ultrapar reported a financial trading volume of R$ 187 million/day in 1Q19 (+52%) including the trading on both B3 and NYSE. Ultrapar’s shares ended the quarter at R$ 47.00 on B3, a reduction of 12% in the quarter, compared to Ibovespa stock index’s appreciation of 9%. On the NYSE, the Company’s shares recorded a depreciation of 12% in 1Q19, while the Dow Jones Industrial Average for the same period advanced 11%. Ultrapar’s market capitalization at the end of 1Q19 was R$ 26 billion.

Capital markets	1Q19	1Q18	4Q18
Number of shares (000)	556,405	556,405	556,405
Market capitalization[1] (R$ million)	26,151	39,460	29,601
B3
Average daily traded volume (shares)	2,732,425	1,122,070	2,756,147
Average daily traded volume (R$ 000)	143,814	85,424	121,971
Average share price (R$/share)	52.63	76.13	44.25
NYSE
Quantity of ADRs² (000 ADRs)	24,096	30,280	27,863
Average daily traded volume (ADRs)	819,842	489,799	975,807
Average daily traded volume (US$ 000)	11,507	11,534	11,388
Average share price (US$/ADR)	14.04	23.55	11.67
Total
Average daily traded volume (shares)	3,552,267	1,611,869	3,731,955
Average daily traded volume (R$ 000)	187,235	122,828	165,305

¹	Calculated based on the closing price of the period
²	1 ADR = 1 common share

On April 10, 2019, the Company’s Extraordinary and Annual General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split implies no alteration in Ultrapar’s capital stock.

Performance UGPA3 x Ibovespa – 1Q19

(Dec 28, 2018 = 100)

Source: Bloomberg

10

Debt (R$ million)

Ultrapar consolidated	1Q19	4Q18	1Q18
Gross debt	(15,112.0)	(15,206.1)	(14,780.3)
Cash and cash equivalents	6,492.0	6,994.4	6,239.3
Net debt	(8,620.0)	(8,211.7)	(8,541.0)
Net debt/Adjusted EBITDA LTM	2.65x	2.68x	2.41x
Average cost of debt (% CDI)	97.5%	97.5%	97.5%
Average cash yield (% CDI)	97.4%	97.0%	96.4%

Debt amortization profile:

Debt breakdown:

Local currency	9,516.9
Foreign currency	5,578.0
Result from currency and interest hedge instruments	17.1
Total	15,112.0

11

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
ASSETS
Cash and cash equivalents	3,446.3	—	3,446.3	4,667.6	3,939.0
Financial investments and hedging instruments	2,791.1	—	2,791.1	1,482.0	2,853.1
Trade receivables and reseller financing	4,183.8	—	4,183.8	4,351.3	4,436.6
Inventories	3,243.4	—	3,243.4	3,338.1	3,354.5
Taxes	958.5	—	958.5	899.1	896.9
Prepaid expenses	163.2	38.8	202.0	146.6	187.6
Contractual assets with customers – exclusive rights	489.6	—	489.6	456.8	484.5
Other	72.0	—	72.0	96.0	59.6
Total Current Assets	15,347.8	38.8	15,386.6	15,437.4	16,211.7
Financial investments and hedging instruments	254.6	—	254.6	89.6	202.3
Trade receivables and reseller financing	384.3	—	384.3	347.6	429.8
Deferred income and social contribution taxes	500.8	(4.4)	496.4	710.8	514.2
Recoverable taxes	829.6	—	829.6	325.5	852.8
Escrow deposits	892.9	—	892.9	830.3	881.5
Prepaid expenses	112.6	280.0	392.6	377.0	399.1
Contractual assets with customers – exclusive rights	1,007.8	—	1,007.8	1,037.1	1,034.0
Other	196.5	—	196.5	205.2	196.6
Investments	122.2	—	122.2	155.6	129.1
Right of use assets	1,921.3	(1,921.3)	—	—	—
Property, plant and equipment and intangible assets	7,295.3	—	7,295.3	6,813.7	7,278.9
Intangible	2,321.0	38.6	2,359.7	2,218.9	2,369.4
Total Non-Current Assets	15,839.0	(1,607.1)	14,232.0	13,111.3	14,287.7
TOTAL ASSETS	31,186.9	(1,568.2)	29,618.6	28,548.7	30,499.4
LIABILITIES
Loans and hedging instruments	1,937.3	—	1,937.3	1,942.7	2,007.4
Debentures	308.5	—	308.5	945.0	263.7
Trade payables	2,083.4	—	2,083.4	1,859.8	2,731.7
Salaries and related charges	326.5	—	326.5	304.5	428.2
Taxes	363.8	—	363.8	221.7	268.0
Leases payable	226.7	(223.8)	2.9	2.7	2.8
Other	315.3	—	315.3	358.9	634.9
Total Current Liabilities	5,561.5	(223.8)	5,337.7	5,635.2	6,336.8
Loans and hedging instruments	6,453.3	—	6,453.3	6,186.6	6,487.4
Debentures	6,412.9	—	6,412.9	5,658.2	6,401.5
Provisions for tax, civil and labor risks	864.0	—	864.0	866.0	865.2
Post-employment benefits	200.2	—	200.2	213.7	204.2
Leases payable	1,395.5	(1,353.0)	42.5	45.2	43.2
Other	369.5	—	369.5	478.4	361.0
Total Non-Current Liabilities	15,695.4	(1,353.0)	14,342.5	13,448.1	14,362.6
TOTAL LIABILITIES	21,256.9	(1,576.8)	19,680.1	19,083.2	20,699.4
SHAREHOLDERS’ EQUITY
Share capital	5,171.8	—	5,171.8	5,171.8	5,171.8
Reserves	4,646.2	—	4,646.2	4,314.7	4,646.2
Treasury shares	(485.4)	—	(485.4)	(482.3)	(485.4)
Other	239.8	8.5	248.3	126.6	115.5
Non-controlling interests in subsidiaries	357.6	(0.0)	357.6	334.7	351.9
Total shareholders’ equity	9,929.9	8.5	9,938.5	9,465.5	9,800.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,186.9	(1,568.2)	29,618.6	28,548.7	30,499.4
Cash and financial investments	6,492.0	—	6,492.0	6,239.3	6,994.4
Debt	(15,112.0)	—	(15,112.0)	(14,780.3)	(15,206.1)
Net cash (debt)	(8,620.0)	—	(8,620.0)	(8,541.0)	(8,211.7)

12

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	1Q19	1Q18	4Q18
Net revenue from sales and services	20,739.3	—	20,739.3	20,751.1	23,467.0
Cost of products and services sold	(19,294.7)	(0.5)	(19,295.2)	(19,229.8)	(21,911.9)
Gross profit	1,444.6	(0.5)	1,444.0	1,521.3	1,555.2
Operating expenses
Selling and marketing	(678.5)	(6.3)	(684.8)	(671.4)	(653.6)
General and administrative	(383.8)	(0.7)	(384.6)	(372.6)	(448.6)
Other operating income (expenses)	36.7	—	36.7	(262.7)	261.0
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.1)	—	(2.1)	(2.2)	(15.0)
Operating income	416.9	(7.6)	409.3	212.3	699.0
Financial results
Financial income	144.1	—	144.1	112.4	231.6
Financial expenses	(143.3)	20.5	(122.8)	(219.4)	(115.0)
Share of profit of subsidiaries, joint ventures and associates	(7.0)	—	(7.0)	(3.0)	(5.6)
Income before income and social contribution taxes	410.7	12.9	423.7	102.4	810.1
Provision for income and social contribution taxes
Current	(152.9)	—	(152.9)	(138.5)	(211.9)
Deferred	(28.8)	(4.4)	(33.2)	92.5	(134.2)
Benefit of tax holidays	13.5	—	13.5	16.5	31.6
Net income	242.6	8.5	251.1	72.9	495.6
Net income attributable to:
Shareholders of the Company	233.7	8.5	242.2	73.9	507.6
Non-controlling interests in subsidiaries	8.9	(0.0)	8.9	(1.0)	(12.1)
Adjusted EBITDA	782.3	(84.4)	697.9	508.1	993.0
Depreciation and amortization¹	372.4	(76.9)	295.6	298.8	299.6
Total investments²	267.8	—	267.8	603.5	548.1
RATIOS
Earnings per share – R$	0.22		0.22	0.07	0.47
Net debt / Stockholders’ equity	0.87		0.87	0.90	0.84
Net debt / LTM Adjusted EBITDA	2.65		2.65	2.41	2.68
Net interest expense / Adjusted EBITDA	na		na	0.21	na
Gross margin	7.0%		7.0%	7.3%	6.6%
Operating margin	2.0%		2.0%	1.0%	3.0%
Adjusted EBITDA margin	3.8%		3.4%	2.4%	4.2%
Number of employees	17,027		17,027	16,991	17,034

¹	Includes amortization with contractual assets with customers – exclusive rights
²

Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

13

ULTRAPAR

CONSOLIDATED CASH FLOW

	JAN -MAR	JAN -MAR
In millions of Reais	2019	2018
Cash flows from operating activities
Net income for the period	242.6	72.9
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	7.0	3.0
Amortization of contractual assets with customers – exclusive rights	83.6	104.5
Amortization of right of use assets	78.1	—
Depreciation and amortization	210.6	194.2
PIS and COFINS credits on depreciation	3.6	4.3
Interest, monetary, and foreign exchange rate variations	236.1	223.2
Deferred income and social contribution taxes	28.8	(92.5)
(Gain) loss on disposal of property, plant and equipment and intangibles	2.1	2.2
Estimated losses on doubtful accounts	28.2	27.5
Provision for losses in inventories	2.1	(0.1)
Provision for post-employment benefits	(3.9)	5.7
Other provisions and adjustments	(1.2)	(1.3)
	917.8	543.6
(Increase) decrease in current assets
Trade receivables and reseller financing	226.1	(230.9)
Inventories	107.1	175.6
Taxes	(61.7)	(13.6)
Insurance and other receivables	(12.4)	(25.2)
Prepaid expenses	(14.7)	3.5
Contractual assets with customers – exclusive rights	—	(0.6)
Increase (decrease) in current liabilities
Trade payables	(648.3)	(295.7)
Salaries and related charges	(101.7)	(83.6)
Taxes	(28.2)	0.2
Income and social contribution taxes	109.3	6.0
Provision for tax, civil, and labor risks	7.1	(7.1)
Insurance and other payables	(8.3)	(32.6)
Deferred revenue	6.9	0.4
(Increase) decrease in non-current assets
Trade receivables and reseller financing	45.5	(17.6)
Taxes	23.2	(12.3)
Escrow deposits	(11.4)	(7.7)
Other receivables	0.1	5.6
Prepaid expenses	(2.1)	(30.1)
Contractual assets with customers – exclusive rights	—	0.4
Increase (decrease) in non-current liabilities
Post-employment benefits	0.1	0.3
Provision for tax, civil, and labor risks	(1.2)	4.7
Other payables	14.9	33.4
Deferred revenue	(0.8)	0.5
Payments of contractual assets with customers – exclusive rights	(64.1)	(95.9)
Income and social contribution taxes paid	(40.8)	(34.3)
Net cash provided by operating activities	462.4	(113.1)

Cash flows from investing activities
Financial investments, net of redemptions	7.7	(203.5)
Cash and cash equivalents of subsidiary acquired	—	3.7
Acquisition of property, plant, and equipment	(199.2)	(284.5)
Acquisition of intangible assets	(14.9)	(70.9)
Acquisiton of companies	—	(100.0)
Capital increase in joint ventures	—	(8.0)
Proceeds from disposal of property, plant and equipment and intangibles	9.0	4.9
Net cash used in investing activities	(197.4)	(658.3)
Cash flows from financing activities
Loans and debentures
Proceeds	60.1	2,081.1
Repayments	(247.4)	(1,074.0)
Interest paid	(113.8)	(84.3)
Payments of leases	(76.8)	(1.3)
Dividends paid	(380.6)	(488.1)
Related parties	(0.0)	(0.0)
Net cash provided by (used in) financing activities	(758.6)	433.4
Effect of exchange rate changes on cash and cash equivalents in foreign currency	1.0	3.6
Increase (decrease) in cash and cash equivalents	(492.6)	(334.4)
Cash and cash equivalents at the beginning of the period	3,939.0	5,002.0
Cash and cash equivalents at the end of the period	3,446.3	4,667.6
Additional Information – Transactions with no cash effect
Right of use assets	27	—

14

IPIRANGA

BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
OPERATING ASSETS
Trade receivables	2,995.9	—	2,995.9	3,259.8	3,263.4
Non-current trade receivables	361.5	—	361.5	313.3	393.2
Inventories	1,793.5	—	1,793.5	1,938.3	1,768.4
Taxes	598.2	—	598.2	534.9	576.9
Contractual assets with customers – exclusive rights	1,497.5	—	1,497.5	1,493.9	1,518.5
Other	595.3	317.5	912.7	824.6	906.5
Right to use assets	1,076.2	(1,076.2)	—	—	—
Property, plant and equipment / Intangibles / Investments	3,491.5	—	3,491.5	3,356.2	3,501.1
TOTAL OPERATING ASSETS	12,409.5	(758.7)	11,650.7	11,721.0	11,928.0
OPERATING LIABILITIES
Suppliers	1,463.0	—	1,463.0	1,251.3	1,892.8
Salaries and related charges	91.3	—	91.3	85.0	122.7
Post-employment benefits	201.6	—	201.6	192.8	204.3
Taxes	171.0	—	171.0	153.6	177.8
Judicial provisions	330.0	—	330.0	326.9	327.9
Leases payable	765.2	(765.2)	—	—	—
Other accounts payable	248.0	—	248.0	246.2	242.0
TOTAL OPERATING LIABILITIES	3,270.0	(765.2)	2,504.9	2,255.9	2,967.4

INCOME STATEMENT

In million of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	1Q19	1Q18	4Q18
Net Sales	17,428.0	—	—	17,428.0	17,516.3	19,883.0
Cost of products and services sold	(16,565.5)	—	—	(16,565.5)	(16,574.1)	(19,002.8)
Gross profit	862.5	—	—	862.5	942.2	880.1
Operating expenses
Selling	(326.9)	(3.5)	—	(330.4)	(363.3)	(305.9)
General and administrative	(163.8)	—	(10.3)	(174.1)	(185.3)	(210.2)
Other operating income (expenses)	24.1	—	—	24.1	21.2	50.5
(Gain) loss on disposal of property, plant and equipment and intangibles	(0.9)	—	—	(0.9)	(0.8)	(9.7)
Operating income	394.9	(3.5)	(10.3)	381.1	413.9	404.9
Share of profit of subsidiaries, joint ventures and associates	0.4	—	—	0.4	0.2	(0.3)
Adjusted EBITDA	593.9	(45.2)	(10.3)	538.4	585.4	568.7
Depreciation and amortization¹	198.6	(41.7)	—	156.8	171.2	164.2
Ratios
Gross margin (R$/m³)	154			154	173	143
Operating margin (R$/m³)	71			68	76	66
Adjusted EBITDA margin (R$/m³)	106			96	107	92
Adjusted EBITDA margin (%)	3.4%			3.1%	3.3%	2.9%
Number of service stations	7,218			7,218	7,080	7,218
Number of employees	3,368			3,368	3,386	3,318

¹	Includes amortization with contractual assets with customers – exclusive rights

15

OXITENO

BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
OPERATING ASSETS
Trade receivables	560.4	—	560.4	523.0	605.1
Inventories	778.7	—	778.7	804.0	861.2
Taxes	582.5	—	582.5	151.0	578.7
Other	137.3	—	137.3	140.8	140.6
Right to use assets	37.2	(37.2)	—	—	—
Property, plant and equipment / Intangibles / Investments	2,577.1	—	2,577.1	2,207.6	2,556.2
TOTAL OPERATING ASSETS	4,673.2	(37.2)	4,636.0	3,826.5	4,741.8
OPERATING LIABILITIES
Suppliers	356.9	—	356.9	268.4	444.2
Salaries and related charges	89.3	—	89.3	62.4	140.9
Taxes	28.6	—	28.6	30.8	36.7
Judicial provisions	25.2	—	25.2	15.8	26.9
Leases payable	37.4	(37.4)	—	—	—
Other accounts payable	30.6	—	30.6	41.6	75.2
TOTAL OPERATING LIABILITIES	568.0	(37.4)	530.5	419.0	723.9

INCOME STATEMENT

In million of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	1Q19	1Q18	4Q18
Net Sales	1,055.7	—	—	1,055.7	999.3	1,199.9
Cost of products and services sold
Variable	(738.5)	—	—	(738.5)	(684.5)	(811.5)
Fixed	(111.9)	(1.6)	—	(113.6)	(103.2)	(122.3)
Depreciation and amortization	(48.2)	1.5	—	(46.7)	(36.3)	(39.9)
Gross profit	157.0	(0.2)	—	156.9	175.3	226.2
Operating expenses
Selling	(81.4)	(0.0)	—	(81.4)	(78.0)	(77.5)
General and administrative	(91.9)	(0.1)	(2.0)	(94.0)	(88.8)	(119.8)
Other operating income (expenses)	1.3	—	—	1.3	1.9	208.9
(Gain) loss on disposal of property, plant and equipment and intangibles	0.3	—	—	0.3	(0.4)	(2.5)
Operating income (loss)	(14.8)	(0.2)	(2.0)	(17.0)	10.1	235.3
Share of profit of subsidiaries, joint ventures and associates	0.0	—	—	0.0	0.3	(0.1)
EBITDA	38.6	(2.4)	(2.0)	34.1	51.2	279.8
Depreciation and amortization	53.3	(2.2)	—	51.2	40.8	44.6
Ratios
Gross margin (R$/ton)	872			871	974	1,191
Gross margin (US$/ton)	231			231	300	313
Operating margin (R$/ton)	(82)			(95)	56	1,239
Operating margin (US$/ton)	(22)			(25)	17	325
EBITDA margin (R$/ton)	214			190	284	1,474
EBITDA margin (US$/ton)	57			50	88	387
Number of employees	1,941			1,941	1,931	1,943

16

ULTRAGAZ

BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
OPERATING ASSETS
Trade receivables	412.8	—	412.8	367.2	386.3
Non-current trade receivables	22.5	—	22.5	34.0	36.3
Inventories	102.9	—	102.9	105.6	140.7
Taxes	89.5	—	89.5	66.7	88.2
Escrow deposits	220.1	—	220.1	211.3	217.9
Other	61.6	—	61.6	55.8	58.4
Right to use assets	155.6	(155.6)	—	—	—
Property, plant and equipment / Intangibles	945.2	—	945.2	973.2	964.5
TOTAL OPERATING ASSETS	2,010.3	(155.6)	1,854.8	1,813.7	1,892.4
OPERATING LIABILITIES
Suppliers	73.2	—	73.2	74.7	74.2
Salaries and related charges	79.7	—	79.7	85.7	92.9
Taxes	8.1	—	8.1	10.4	8.3
Judicial provisions	115.3	—	115.3	110.1	113.4
Leases payable	156.5	(156.5)	—	—	—
Other accounts payable¹	123.0	—	123.0	141.4	128.6
TOTAL OPERATING LIABILITIES	555.9	(156.5)	399.4	422.3	417.5

INCOME STATEMENT

In million of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	1Q19	1Q18	4Q18
Net Sales	1,640.2	—	—	1,640.2	1,625.8	1,782.6
Cost of products and services sold	(1,432.0)	(0.3)	—	(1,432.3)	(1,432.3)	(1,551.8)
Gross profit	208.3	(0.3)	—	207.9	193.5	230.8
Operating expenses
Selling	(107.7)	(0.1)	—	(107.8)	(81.9)	(105.9)
General and administrative	(54.0)	(0.6)	(2.2)	(56.8)	(49.4)	(58.9)
Other operating income (expenses)	3.4	—	—	3.4	(284.9)	1.4
(Gain) loss on disposal of property, plant and equipment and intangibles	0.9	—	—	0.9	(0.8)	(1.0)
Operating income (loss)	50.9	(1.0)	(2.2)	47.6	(223.5)	66.5
Share of profit of subsidiaries, joint ventures and associates	0.0	—	—	0.0	0.0	(0.0)
EBITDA	108.2	(9.0)	(2.2)	97.0	(170.0)	120.8
Depreciation and amortization	57.3	(8.0)	—	49.3	53.4	54.2
Ratios
Gross margin (R$/ton)	527			526	472	548
Operating margin (R$/ton)	129			121	(545)	158
EBITDA margin (R$/ton)	274			245	(415)	287
Number of employees	3,508			3,508	3,586	3,511

17

ULTRACARGO

BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
OPERATING ASSETS
Trade receivables	47.5	—	47.5	43.9	37.1
Inventories	5.9	—	5.9	5.6	5.6
Taxes	4.8	—	4.8	2.5	3.7
Other	17.3	0.3	17.7	13.6	28.4
Right to use assets	138.8	(138.8)	—	—	—
Property, plant and equipment / Intangibles / Investments	1,188.7	10.3	1,199.0	1,068.9	1,175.3
TOTAL OPERATING ASSETS	1,403.0	(128.2)	1,274.9	1,134.5	1,250.2
OPERATING LIABILITIES
Suppliers	28.9	—	28.9	22.5	50.5
Salaries and related charges	17.9	—	17.9	26.3	25.8
Taxes	6.9	—	6.9	5.9	9.1
Judicial provisions	24.0	—	24.0	25.0	24.1
Leases payable	129.9	(129.9)	—	—	—
Other accounts payable¹	61.7	—	61.7	100.4	59.9
TOTAL OPERATING LIABILITIES	269.2	(129.9)	139.3	180.2	169.4

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaque and payables – indemnification clients

INCOME STATEMENT

In million of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	1Q19	1Q18	4Q18
Net Sales	126.5	—	—	126.5	116.0	126.8
Cost of products and services sold	(58.8)	(0.1)	—	(58.9)	(58.8)	(63.4)
Gross profit	67.7	(0.1)	—	67.7	57.2	63.4
Operating expenses
Selling	(1.7)	—	—	(1.7)	(1.9)	(3.2)
General and administrative	(27.1)	—	(0.7)	(27.7)	(26.8)	(30.5)
Other operating income (expenses)	(1.0)	—	—	(1.0)	(0.7)	(1.5)
(Gain) loss on disposal of property, plant and equipment and intangibles	0.0	—	—	0.0	0.0	(2.1)
Operating income	38.0	(0.1)	(0.7)	37.3	27.8	26.0
Share of profit of subsidiaries, joint ventures and associates	0.5	—	—	0.5	0.6	(0.1)
EBITDA	59.2	(6.4)	(0.7)	52.2	41.0	39.6
Depreciation and amortization	20.7	(6.3)	—	14.4	12.5	13.7
Ratios
Gross margin	53.5%			53.5%	49.3%	50.0%
Operating margin	30.1%			29.5%	24.0%	20.5%
EBITDA margin	46.8%			41.3%	35.3%	31.2%
Number of employees	707			707	731	710

18

EXTRAFARMA

BALANCE SHEET

In millions of Reais	MAR 19 Post Adjustments	IFRS 16 Adjustments	MAR 19	MAR 18	DEC 18
OPERATING ASSETS
Trade receivables	176.9	—	176.9	166.5	154.4
Inventories	562.3	—	562.3	484.6	578.7
Taxes	155.0	—	155.0	132.4	136.7
Other	25.9	1.1	27.0	19.9	21.6
Right to use assets	513.6	(513.6)	—	—	—
Property, plant and equipment / Intangibles	1,134.4	28.4	1,162.7	1,130.0	1,169.3
TOTAL OPERATING ASSETS	2,568.1	(484.1)	2,084.0	1,933.5	2,060.8
OPERATING LIABILITIES
Suppliers	171.8	—	171.8	247.8	267.9
Salaries and related charges	48.2	—	48.2	44.7	45.8
Taxes	24.7	—	24.7	20.2	24.0
Judicial provisions	44.8	—	44.8	48.8	43.8
Leases payable	487.7	(487.7)	—	—	—
Other accounts payable	13.6	—	13.6	13.0	11.1
TOTAL OPERATING LIABILITIES	790.8	(487.7)	303.0	374.5	392.5

INCOME STATEMENT

In million of Reais	1Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	1Q19	1Q18	4Q18
Gross Revenues	545.7	—	—	545.7	542.0	525.7
Sales returns, discounts and taxes	(29.3)	—	—	(29.3)	(30.4)	(27.0)
Net sales	516.3	—	—	516.3	511.6	498.7
Cost of products and services sold	(374.8)	—	—	(374.8)	(358.5)	(348.0)
Gross profit	141.5	—	—	141.5	153.0	150.7
Operating expenses	(186.0)	(2.8)	(0.3)	(189.1)	(169.7)	(185.8)
Other operating income (expenses)	8.8	—	—	8.8	(0.2)	0.3
(Gain) loss on disposal of property, plant and equipment and intangibles	(2.4)	—	—	(2.4)	(0.3)	0.3
Operating loss	(38.0)	(2.8)	(0.3)	(41.1)	(17.2)	(34.6)
EBITDA	0.6	(21.4)	(0.3)	(21.2)	(0.2)	(15.5)
Depreciation and amortization	38.6	(18.7)	—	20.0	17.0	19.1
Ratios¹
Gross margin	25.9%			25.9%	28.2%	28.7%
Operating margin	(7.0% )			(7.5% )	(3.2% )	(6.6% )
EBITDA margin	0.1%			(3.9% )	0.0%	(2.9% )
Number of employees	7,095			7,095	6,902	7,112

[1]	Calculated base on gross revenues

19

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD DIRECTORS

Date, Hour and Location:

May 15, 2019, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343—9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iii) Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; and (iv) other executive officers of the Company.

Deliberated Matters addressed and resolutions:

1.

Pursuant to article 23 of the Company’s Bylaws, the Board of Directors approved the election, for Chairman of the Board of Directors, of the Board member PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nr 3.091.522-3 SSP/SP and registered under CPF/MF nr 385.585.058-53, and for Vice-Chairman, of the Board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nr 3.045.977 SSP/SP and registered under CPF/MF nr 061.094.708-72, both with business address at Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo (ZIP 01317-910).

2.

Pursuant to articles 38 and 39 of the Company’s Bylaws, the Board of Directors installed the Audit and Risks Committee and approved the election of Mrs. Ana Paula Vescovi, Joaquim Pedro Mello, José Maurício Pereira Coelho and Flávio César Maia Luz (as committee coordinator), as members of such committee, for a term of office that shall coincide with their term of office as Directors established at Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019 (“Shareholders’ Meeting”). It is hereby established that Mrs. Ana Paula Vescovi will be invested on her office once she is invested as member of the Board of Directors of the Company.

3.

Pursuant to articles 38 and 39 of the Company’s Bylaws, the Board of Directors installed the Strategy Committee and approved the election of Mrs. Jorge Toledo de Camargo, Flávia Buarque de Almeida, Lucio de Castro Andrade Filho and Pedro Wongtschowski (as committee coordinator), as members of such committee, for a term of office that shall coincide with their term of office as Directors established at Shareholders’ Meeting.

4.

Pursuant to article 39 of the Company’s Bylaws, the Board of Directors approved the election of Mrs. Alexandre Gonçalves Silva, José Galló, Nildemar Secches and Lucio de Castro Andrade Filho (as committee coordinator), as members of the People Committee, for a term of office that shall coincide with their term of office as Directors established at Shareholders’ Meeting.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 15rd, 2019)

5.

Pursuant to article 28, item “b” of the Company’s Bylaws, the Board of Directors approved the election of the persons qualified below, as Executive Officers of the Company, with term of office until the Annual General Shareholders’ Meeting of 2021 that will examine the documents referred to in article 133 of the Brazilian Corporate Law nr 6,404/76, related to the fiscal year ending on December 31st, 2020:

For Chief Executive Officer:

•	FREDERICO PINHEIRO FLEURY CURADO, Brazilian, married, engineer, holder of identify card RG nr 15.227.738 SSP/SP, and registered under CPF/ME nr 267.002.121-20;

For Investor Relations Officer:

•	ANDRÉ PIRES DE OLIVEIRA DIAS, Brazilian, married, business executive, holder of identity card RG nr 8.470.815-3 SSP/SP and registered under CPF/MF nr 094.244.028-56;

For Officers:

•	JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3 SSP/SP, and registered under CPF/MF nr 029.320.368-74;

•	MARCELO PEREIRA MALTA DE ARAÚJO, Brazilian, married, engineer, holder of identify card RG nr 04.176.539-7 DETRAN/RJ and registered under CPF/MF nr 789.050.797-68;

•	RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identify card RG nr 3.453.064 IFP/RJ and registered under CPF/MF nr 597.657.207-34;

•	RODRIGO DE ALMEIDA PIZZINATTO, Brazilian, married, business executive, holder of identity card RG nr 27.715.764-X and registered under CPF/MF nr 270.708.278-0; and

•	TABAJARA BERTELLI COSTA, Brazilian, married, engineer, holder of identify card RG nr 17.304.700-2 SSP/SP and registered under CPF/MF nr 127.682.738-56.

6.	After having analyzed and discussed the performance of the Company on the first quarter of the current fiscal year, the respective financial statements were approved.

7.

The members of the Board of Directors also approved the new text of the Internal Bylaws of the Board of Directors, reflecting, among other adjustments, the statutory amendments approved at the Shareholders’ Meeting.

8.	The Board of Directors approved the Company’s Mergers, Acquisition and Divestiture Policy as submitted by the Company’s Board of Executive Officers.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 15rd, 2019)

Observation: (i) The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors; (ii) the business address for all the executive officers elected is Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Marcelo Pereira Malta de Araujo, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900); and (iii) except for Mrs. Ana Paula Vescovi, all other members of the advisory committees of the Board of Directors and the executive officers, hereby elected, will be invested on their offices on this date, upon signature of the respective deeds of investiture and, previously consulted, declare that: (a) there are no ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not hold any position in companies that can be considered market competitors of the Company and (c) they do not have conflict of interest with the Company, in accordance with article 147 of the Brazilian Corporate Law nr 6,404/76.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-chairman

Alexandre Gonçalves Silva

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, May 15, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP), hereby informs that its subsidiary Ultracargo signed today a Conduct Adjustment Commitment (“TAC”) with the Brazilian Federal Prosecution Service and the Prosecution Service of the state of São Paulo for the implementation of actions to compensate for the impacts caused to the estuary in the municipality of Santos due to the fire occurred at the Ultracargo terminal in April 2015.

The TAC results from a project proposed by the Prosecution Service, which considered demands from the fishing communities in the region and was supported by researches from independent organizations, such as the Fisheries Institute (“Instituto da Pesca”), Santa Cecilia University (“Universidade Santa Cecilia”) and the Maramar Institute (“Instituto Maramar”). The work front foresees the implementation of a fishing management project to increase the amount of fish in the estuary, associated with actions aimed at training fishermen, investments in infrastructure and acquisition of equipment for the communities, as well as financing research projects. The total amount of the agreement is BRL 67.5 million, approximately, to be fully disbursed up to September 2020, benefiting 15 communities in the region.

Ultracargo reinforces its commitment towards the safety of its employees, its operations and its surrounding population, as well as its commitment to the preservation of the environment.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2019 Report on Review of Interim Financial Information, 1Q19 Earnings release, Board of Directors Minutes, Market Announcement)